                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   _________

                                    FORM 10/A

                                Amendment No. 2

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                         Evergood Products Corporation
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter

             Delaware                                      13-2640515
----------------------------------------          ------------------------------
(State or Other Jurisdiction of                          (I.R.S. Employer
Incorporation or Organization)                          Identification No.)

140 Lauman Lane, Hicksville, New York                         11801
----------------------------------------          ------------------------------
(Address of Principal Executive Offices)                    (Zip Code)

Registrant's telephone number, including area code        (516) 822-1230
                                                  ------------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                          Name of Each Exchange on Which
     to be so Registered                          Each Class is to be Registered
     -------------------                          ------------------------------

            None
----------------------------------------          ------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:



                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                               (Title of Class)

ITEM 1.   BUSINESS

General

     Evergood Products Corporation, together with its subsidiaries, related and affiliated entities (collectively, "Evergood"), is a manufacturer, franchisor, marketer, and retailer of a wide line of high quality, value priced, branded and non-branded vitamins and nutritional supplements in the United States, Canada, Europe and the Far East. Evergood currently manufactures, markets and retails more than 1,500 different vitamin and nutritional supplements including, vitamins, minerals, herbs, amino acids, sports nutrition products, diet aids and other nutritional supplements. Evergood markets its products primarily through the following channels of distribution:

 .    143 franchised Great Earth vitamin stores located throughout the United
     States and in Canada as of December 31, 1999;

 .    wholesale distribution through boutique vitamin and nutritional supplements stores, chain vitamin and nutritional supplements stores and independent health food stores;

 .    through Livingston Healthcare Services, Inc., or LHSI, a contract warehousemen with facilities currently in Rancho Cucomonga, California; and

 .    Evergood's facility located in Hicksville, New York.

     Through its wholly-owned subsidiary Phoenix Laboratories, Inc., Evergood manufactures substantially all of the vitamins and nutritional supplements which are sold and marketed under its Great Earth(R) and Bodyonics(R) brands. There are currently more than 400 products marketed at retail under the Great Earth brand in Great Earth's 143 franchise stores and through mail order. Evergood markets and sells more than 20 products under its Bodyonics brand in various retail outlets including at GNC stores, Great Earth stores, The Vitamin Shoppe stores, Vitamin World stores, independent health stores, various gyms and fitness centers and through direct response and mail order. Phoenix also manufactures vitamin and nutritional supplements on a contract basis for several well known vitamin and nutritional supplement companies.

     Evergood's business strategy is:

 .    to continue to expand the Great Earth franchise systems through marketing and advertising in order to increase the number of franchised stores and locations;

 .    to increase retail sales by franchisees of the Great Earth proprietary brand of vitamin and nutritional supplements through in-store marketing, regional advertising, local advertising, cable television advertising and internet sales;

 .    to continue to manufacture, market and sell, at wholesale and retail, innovative vitamins and nutritional supplements under both the Great Earth and the Bodyonics brands;

 .    to enhance Bodyonics reputation as a premiere brand for sports nutrition, vitamin and nutritional supplements through national advertising through newspapers, magazines, event sponsorship, direct response advertising, radio advertising, and endorsements by well-known fitness and bodybuilder personalities; and

 .    to continue to increase the amount of Phoenix's private label contract manufacturing.

     Evergood is a Delaware domestic corporation which was formed more than 30 years ago in June 1969.

Products

     Phoenix maintains a state of the art laboratory where it currently employs approximately 10 chemists who, under the supervision of Evergood's President, formulate the products it manufactures for Great Earth, Bodyonics and other contract manufacturers. Currently, Phoenix manufactures over 1,500 products including minerals, herbs and amino acids. Phoenix manufactures products in various potency levels, sizes, formulations, and delivery forms including tablets, soft gel and hard shell capsules, chewables, powders and liquids. Products are packaged in single vitamins and through multi-vitamin packets. Great Earth(TM) products are sold only through the Great Earth vitamins franchise chain in the United States and Canada. Bodyonics(TM) products are sold through various distribution channels including, Great Earth, GNC, The Vitamin Shoppe and Vitamin World stores, independent health stores, gyms and fitness centers and through direct response advertising throughout the United States. The contract manufacturing which Phoenix engages in permits Phoenix manufactured products to be marketed through numerous other distribution channels as well.

Product Formulation

     Evergood's products are formulated through the efforts of its staff of professionals, several of whom hold doctorate degrees, with specialities in biochemistry, nutrition, dietetics, pharmacy, food science, natural products chemistry and naturopathy. The core strategy employed by Evergood in formulating new products is to identify emerging market demand and to develop effective, science-based formulas and technologies to increase its market share. New product ideas are generated from a variety of sources, including independent and company-sponsored scientific and market research, affiliation with fully accredited institutions of higher learning located in the United States, reports in scientific and medical periodicals, and information and suggestions received from vendors and others.
                                       3

     In order to determine the feasibility of developing, producing and selling a new product, under the supervision of Evergood's President, Mel Rich, Evergood's personnel submit new product ideas to representatives of Evergood's sales, marketing, purchasing, manufacturing and finance departments and to members of senior management. As part of this overall feasibility analysis, Evergood's quality control and regulatory departments also conduct a thorough investigation of the safety and efficacy of each proposed new product as well as an analysis of potential patent, trademark and other legal and regulatory issues. Evergood's purchasing department then obtains the raw materials necessary to produce the new product. After quality testing, Evergood begins production of an initial pilot sample to determine various product characteristics and ensure that the product will meet all applicable regulatory and internal quality standards. Based on these tests, final labels and product specifications, including any substantiated statements of nutritional support, such as structure and function claims for the new product, are developed. Evergood has typically been able to complete the cycle from product concept to final production in a period ranging from several weeks to several months.

 Manufacturing

     Evergood believes it has a reputation for being a highly efficient manufacturing facility that is registered as a drug establishment by the Food and Drug Administration, or FDA. Its manufacturing facility has been operating for more than 30 years and began as a manufacturer of pharmaceuticals. Evergood continues to maintain the same high standards and quality controls that were initially needed to obtain FDA registration in its manufacturing of vitamin and nutritional supplements, as well as in its significantly smaller pharmaceutical manufacturing business.

     Evergood believes that because it is a full service manufacturer which performs its own studies, testing and manufacturing, it has and maintains efficient and cost effective production. Evergood believes that its FDA registration is an indication of the quality of its manufacturing processes and that such approval is a competitive advantage as most other vitamin and nutritional supplements manufacturers are not FDA registered.

     In addition to its science-based manufacturing, Evergood has a manufacturing process which includes the following:

 .    effective and cost efficient purchase of high quality bulk raw materials;

 .    mix, blend and granulate measured ingredients into a mixture of a homogenous consistency in state of the art machinery;

 .    encapsulate or tablet the blended mixture according to the most effective dosage, in state of the art equipment; and

 .    coat the completed tablet.

     After the manufacturing process is completed and the product is ready for bottling, Evergood's automated equipment and production line counts the tablets, inserts them into specially designed recyclable product bottles, add a specially designed tamper evident hinged cap with an inner safety seal and affixes a label identifying the bottle contents. Phoenix affixes a label to each package which leaves its manufacturing facility which is designed to enable consumers to readily identify the product name and the specific content of each product.

     Raw Materials

     The principal raw materials used in the manufacturing process are natural and synthetic vitamins, purchased from bulk manufacturers in the United States, Japan and Europe. Evergood purchases its raw materials from multiple sources including some of the largest pharmaceutical and chemical companies in the world. Although Evergood's raw materials and packaging supplies are readily available from multiple suppliers, one supplier currently provides approximately 19% of Evergood's purchases. Evergood believes that the loss of its largest supplier would not have a significant adverse effect upon its operations as Evergood would be able to replace such source of supply. No other supplier accounts for 10% or more of Evergood's raw material purchases.

     Quality Control

     Evergood's manufacturing process places significant emphasis on quality control. Raw materials used in production are initially held in quarantine during which time Evergood's laboratory employees assay the product against the manufacturer's certificate of analysis, when applicable. Once cleared, a lot number is assigned, samples are retained and the material is processed by formulating, mixing and granulating, compression and sometimes coating operations. Such manufacturing operations are conducted in accordance with the good manufacturing practices of the FDA and other applicable regulatory standards. After the product is manufactured, laboratory employees test its weight, purity, potency, dissolution and stability.

Customers

     Evergood has numerous retail and wholesale customers. Except for Cytodyne (23%) in fiscal 1999, Vitamin Shoppe (14%) and Cytodyne (11%) in fiscal 1998 and GNC (13%) and Vitamin Shoppe (10%) in fiscal 1997, no one customer accounted for more than 10% of Evergood's net sales.

Sales and Customer Service

     Evergood has established customer relationships at retail and wholesale levels, as well as through mail order and direct response and through a newly launched science and education oriented website from Great Earth. Evergood believes its long standing commitment to science and education has resulted in an extremely high level of customer satisfaction.

     Retail

     Through its wholly owned subsidiaries Great Earth Companies, Inc. and Great Earth International Franchising Corp., Evergood has established a franchise system in the United States and Canada.

As of September 1, 2000, Evergood had 147 franchises with stores located as follows:

                         Location            Number of Stores
                         --------            ----------------

                         California                 71
                         Texas                      16
                         Canada                     10
                         Oregon                      6
                         Nevada                      5
                         New York                    5
                         North Carolina              5
                         Pennsylvania                4
                         Delaware                    2
                         Florida                     2
                         Georgia                     2
                         Kentucky                    2
                         Maryland                    2
                         New Jersey                  2
                         Ohio                        2
                         Virginia                    2
                         Alabama                     1
                         Colorado                    1
                         Idaho                       1
                         Illinois                    1
                         Nebraska                    1
                         New Mexico                  1
                         Oklahoma                    1
                         Tennessee                   1
                         Washington                  1

For the balance of the fiscal year 2000, Evergood plans to open 6 new stores. During the last two and one-half years, Evergood has opened 59 franchise stores and closed 26 franchise stores. The stores closings were due to various factors, including: poor market conditions, strong competition from discounters and large national vitamin chains and decisions by Franchisees to pursue other endeavors. There were approximately 143 franchised locations as of December 31, 1999. The average retail location is 800 to 1,200 square feet and maintains an inventory of more than 1,000 products designed to satisfy customers' needs. Franchisees are required to execute a standard franchise agreement prior to opening each Great Earth unit. Evergood's current standard franchise agreement provides for, among other things, a one-time $20,000 franchise fee payable upon execution of the agreement, an opening fee of $10,000, an initial product order which is generally about $25,000, a monthly payment based on 3% of store sales for the first six months and 6% thereafter and the expenditure of $1,000 on advertising. Franchisees are also require to build-out their stores, which generally includes fixtures, computers, carpeting and cash registers, the cost of which can typically total approximately $25,000. Franchisees are given two payment options for the franchise and opening fee:

 .    one-half of the franchise fee on the signing of the franchise agreement, and the opening fee and balance of the franchise fee at the store opening;
     or
 .    one-half of the franchise fee on the signing of the franchise agreement, the opening fee at the store opening and the balance of the franchise fee payable by delivery of a two-year promissory note which provides for 24 monthly payments of $452.28 and bears interest at eight percent per annum.

In addition, franchisees are given three payment options for their initial product order:

 .    a five percent discount for payment with the submission of the order;
 .    one-third with the order, one-third within 60 days of the order and the balance within 90 days of the order; and
 .    payable in full within 60 days of the order.

     Franchisees are approved on the basis of their business background, evidence of management experience, net worth and capital available for investment. Except as set forth above, generally Evergood does not offer any financing arrangements or extended payment terms to its franchisees. Before a franchise location is permitted to open, the prospective franchisee undergoes three to four weeks of rigorous training. Each franchisee is required to set up and operate its Great Earth store in accordance with the procedures and specifications set forth in the Great Earth Store Operations Manual so that there is uniformity and consistency among Great Earth stores. Franchisees are also responsible for recruiting and hiring store personnel. Store personnel are generally compensated on a salary plus commission basis and are required to wear the Great Earth uniform which includes a Great Earth logo shirt. Great Earth seeks to have its franchisees accommodate the specific needs of retail customers by interfacing with them and then providing them with customized or tailored vitamin and nutritional supplement regimens.

     Wholesale

     Evergood manufactures vitamin and nutritional supplements for over 40 contract manufacturers worldwide. Evergood's staff of approximately 10 chemists allows it to meet the needs of its contract manufacturing customers.

     Customer Service

     Evergood operates an in-house customer service and information department which responds to information requests about products it manufactures, as well as a toll-free customer service line for retail consumers. Evergood does not sell merchandise with the right of return other than the normal commercial practice of allowing for the return of damaged or non-conforming merchandise. Evergood also provides a satisfaction guaranteed right which allows for the return of product that the customer is not happy with. In the event that a customer is dissatisfied with an Evergood product for any reason, Evergood will replace the product or may issue a credit in the amount of a purchase price paid. Evergood's historical returns have been small, averaging approximately 2%, or less, of sales.

Marketing

     Evergood's marketing strategies are well supported by extensive print, point of purchase, radio, newsletter and other advertising and promotional programs which range from in-store sales promotions on the franchise level to national advertising for the Bodyonics and Great Earth brands, as well as event sponsorship by Bodyonics.

     Evergood's growth objective for Great Earth is to expand the size of the franchise system and increase franchise revenue from increased sales by new and existing franchisees and through the introduction of new products. Evergood recently hired a second franchise sales director to step up and increase the efforts to expand the Great Earth franchise system with the goal of doubling the number of franchises in the next three years. To augment the efforts of Great Earth's franchise sales directors, Evergood has started an advertising campaign which includes franchise advertising in USA Today, The Wall Street Journal, Success magazine, Entrepreneur magazine and others, as well as advertising with various Internet sites dedicated to the sale of franchises.

     Great Earth's retail outlets are generally supported through regional and local advertising. The main objective in the retail advertising campaign is to educate the consumer in an effort to build strong traffic and sales and to increase brand awareness.

     Evergood seeks to increase brand awareness for its Bodyonics brand among consumers and to introduce and promote the use of new products within the brand. Evergood has implemented a direct response program for Bodyonics which seeks to attract new customers through direct response marketing. Bodyonics has also been engaged in an advertising campaign on radio in the New York tri-state metropolitan area.

     Evergood's advertising campaign includes consumer print advertising in nationally distributed magazines such as Muscle & Fitness, Flex, Let's Live, Ironman, Power, Muscle Media 2000 and Natural Food Merchandiser. Additional advertising is placed in regionally distributed magazines and newsletters, in-store promotions, point of purchase advertising, ad slicks, cable television and radio advertising. Much of this advertising copy is produced by Evergood's in-house graphic arts, marketing, and advertising departments; however, the majority of this advertising copy is produced by Evergood's outside advertising agency. Evergood's use of an in-house staff permits a hands on approach and provides rapid turn around time for its marketing, merchandising, advertising and promotional needs.
     Furthermore, Great Earth has developed an innovative website

(www.greatearthvitamins.com) to provide another source of sales of product and
----------------------------
generation of sales of franchises. The objective of the website is not only to sell product but, in keeping with Evergood's science and education philosophy, to provide the consumer with extensive information regarding all types of ailments and remedies and suggest to consumers what vitamin and nutritional supplement categories might best assist them to achieve their goals.

Warehousing and Distribution

     Evergood's Great Earth and Bodyonics products are distributed by LHSI, contract warehousemen with facilities in Rancho Cucomonga, California, pursuant to a contract with Great Earth Distribution, Inc., a wholly owned subsidiary of Evergood. LHSI provides dedicated space in its warehouses for Great Earth and Bodyonics products, as well as dedicated employees familiar with those products who pick the product for distribution to its final destination. Evergood and LHSI have jointly developed extensive procedures, systems and technology designed to make the warehouse and distribution process more efficient and cost effective.

     Evergood also maintains a warehouse in its facility in Hicksville, New York, for raw materials, work in process and finished inventory. By maintaining finished inventory in Hicksville, as well as with LHSI in California, Evergood is able to timely ship most mail orders and direct response requests. The distribution computer system enables orders to be prepared, picked, packed and shipped continually throughout the day while all necessary distribution and shipping documents are printed. Completed orders are bar coded and scanned and the merchandise and shipping date are verified and entered automatically into the customer order file prior to being shipped. A system of conveyors automatically routs boxes carrying merchandise throughout LHSI's California distribution center for the fulfillment of orders.

Trademarks and Patents

     Evergood owns numerous trademarks and service marks, including marks in design and word form. The rights for Great Earth and Bodyonics and certain other trademarks are registered with the United States Patent and Trademark Office and certain other countries. Evergood also has common law and other rights to use other names material to its businesses. Federally registered trademarks have perpetual life, as long as they are renewed on a timely basis and used properly as trademarks. Evergood regards its trademarks and other proprietary rights as valuable assets and believes they have significant value in the marketing of its products. Evergood vigorously protects its trademarks against infringement.

Product Liability Insurance

     Evergood, like other manufacturers, wholesalers, distributors and retailers of products that are ingested, faces an inherent risk of exposure to product liability claims if, among other things, the use of its products results in injury. Evergood currently has $10 million in product liability insurance which Evergood believes is adequate for its operations. There can be no assurance, however, that such insurance will continue to be available at a reasonable cost, or if available, will be adequate to cover liabilities. Evergood requires that each of its suppliers certify that it carries adequate product liability insurance covering Evergood.

Government Regulation

     United States. The manufacturing, packaging, labeling, advertising, distribution and sale of Evergood's products are subject to regulation by Federal, state and local agencies, the most active of which is the U.S. Food and Drug Administration, or FDA. The FDA regulates Evergood's dietary supplements, principally under amendments to the Federal Food, Drug and Cosmetic Act embodied in the Dietary Supplement Health and Education Act, or DSHEA. Under DSHEA, dietary ingredients that were not used in dietary supplements marketed before October 15, 1994 require premarket submission to the FDA of evidence of a history of their safe use, or other evidence establishing that they are reasonably expected to be safe. There can be no assurance that the FDA will accept the evidence of safety for any new dietary ingredient that Evergood may decide to use, and the FDA's refusal to accept such evidence could result in regulation of such dietary ingredients as food additives, requiring the FDA pre-approval based on newly conducted, costly safety testing. Also, while DSHEA authorizes the use of statements of nutritional support in the labeling of dietary supplements, the FDA is required to be notified of such statements, and there can be no assurance that the FDA will not consider particular labeling statements used by Evergood to be drug claims rather than acceptable statements of nutritional support, necessitating approval of a costly new drug application, or relabeling to delete such statements.

     DSHEA also authorizes the FDA to promulgate good manufacturing practice, or GMP, regulations for dietary supplements, which would require special quality controls for the manufacture, packaging, storage and distribution of supplements. There can be no assurance, if such GMP rules are issued, that Evergood will be able to comply with them without incurring material expense to do so. DSHEA further authorizes the FDA to promulgate regulations governing the labeling of dietary supplements, including claims for supplements pursuant to recommendations made by the Presidential Commission on Dietary Supplement Labels. Such rules are expected to be issued, which will require relabeling of Evergood's dietary supplements, and may require additional record keeping and claim substantiation testing, and even reformulation, recall or discontinuance of certain of Evergood's supplements, and there can be no assurance that such requirements will not involve material expenses to Evergood. Moreover, there can be no assurance that new laws or regulations imposing more stringent regulatory requirements on the dietary supplement industry will not be enacted or issued.


     Foreign. Evergood's products are also subject to regulation by foreign countries where they are sold. Governmental regulations in Canada or in other foreign countries where Evergood plans to expand or commence sales may prevent or delay the introduction, or require the reformulation or relabeling, of certain of Evergood's products or prevent or delay entry into a market. Currently, Evergood is engaged in ongoing discussions with Health Canada regarding the importation of certain of Evergood's products into Canada, which has delayed or prevented the shipment of these products into Canada. These delays are expected to continue until the issues being discussed have been resolved.

     Evergood is subject to regulation under various international, Federal, state and local laws which include provisions regulating, among other things, the operation of direct sales programs. In addition, many countries currently have laws that would restrict or prohibit direct sales companies, such as Evergood, from conducting business there.

     In addition, Evergood cannot predict whether new domestic or foreign legislation regulating its activities will be enacted. Such new legislation could have a material adverse effect on Evergood.

 Competition

     The market for vitamins and other nutritional supplements is highly competitive. Numerous companies compete with Evergood in the development, manufacture and marketing of vitamins and nutritional supplements.

     United States. In the U.S., Evergood's Great Earth and Bodyonics brands compete for sales to consumers with heavily advertised national brands manufactured by large companies, such as Sundown sold by Rexall, Nature Made sold by Pharmavite Corp., Your Life sold by Leiner Health Products and Nature's Bounty sold by NBTY. Evergood's Great Earth franchise stores compete on some levels with specialty vitamin stores, such as GNC, the Vitamin Shoppe and Vitamin World, as well as health food stores and other retail stores. Evergood also competes with companies which distribute products through the Internet. Increased competition from companies that distribute on the Internet and through the wholesale channels could have a material adverse effect on Evergood as they may have greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of Evergood.

     Canada. The market for sales of vitamins, minerals and other nutritional supplements in Canada is also highly competitive. Evergood's principal competitors are large pharmacy chains, including GNC, the Vitamin Shoppe and Vitamin World, as well as retail stores and major supermarket chains. There are also approximately 1,300 independent retailers of health foods and nutritional supplements in the Canadian market. Great Earth's master franchisee in Canada has opened several free standing Great Earth Vitamin franchise stores and has recently entered into a written agreement with The Bay Company, the oldest department store chain in North America with over 150 locations in all of the provinces of Canada.

Employees

     As of December 31, 1999, Evergood employed more than 120 full-time employees. Approximately, 85 of these employees are involved in manufacturing, 10-12 in product formulation, 9 in sales and marketing, and 16 in finance and general administration. To date, Evergood believes it has been successful in attracting and retaining skilled and motivated individuals. Competition for qualified management and technical employees is intense. Evergood's success will depend in large part upon its continued ability to attract and retain qualified employees. Approximately 70% of Evergood's employees are covered by a collective bargaining agreement. Evergood has not experienced a work stoppage in the past 9 years. Evergood believes that it has good relations with its employees.

ITEM 2.   FINANCIAL INFORMATION

Selected Financial Data

     The following selected consolidated financial data for the five fiscal years ended December 31, 1995, 1996, 1997, 1998 and 1999 are derived from Evergood's audited financial statements. The following selected consolidated financial data for the quarters ended March 31, 1999 and 2000 has been derived from Evergood's unaudited financial statements, but includes all adjustments which, in the opinion of management, are necessary for a fair presentation of Evergood's financial position and results of operations for such periods. The results of operations for the quarter ended March 31, 2000 are not necessarily indicative of the results of operations to be expected for the year ended December 31, 2000. All such data should be read in conjunction with management's discussion and analysis of financial condition, Evergood's consolidated financial statements, related notes, and other financial information included elsewhere herein.

                                                                                                              Quarter Ended
                                                                Years Ended December 31,                         March 31,
                                         ----------------------------------------------------------------  ---------------------
                                             1995          1996        1997          1998         1999       1999         2000
                                         -----------   -----------  -----------  -----------  -----------  --------     --------
Statement of Operations Data(1)(2):
Net revenues                             $18,350,135   $22,086,706  $30,868,804  $38,601,509  $44,599,133  $10,957,167  $15,249,379
Cost of revenues                          14,285,542    16,795,551   21,782,066   27,867,831   31,144,799    7,731,199   10,970,072
                                         -----------   -----------  -----------  -----------  -----------  -----------  -----------
  Gross profit                             4,064,593     5,291,155    9,086,738   10,733,678   13,454,334    3,225,968    4,279,307
Operating Costs:
Selling, general and
  administrative costs                     3,337,574     4,187,790    8,442,461   11,476,266   11,044,884    2,555,731    4,146,898
                                         -----------   -----------  -----------  -----------  -----------  -----------  -----------
Operating income (loss)                      727,019     1,103,365      644,277     (742,588)   2,409,450      670,237      132,409
Other expense (income):
  Interest expense                           503,161       465,528      612,008      732,642      683,113     (173,369)    (206,006)
  Other expense                                    -             -            -             -           -            -    1,295,630
                                         -----------   -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) from continuing
  operations before income taxes             223,858       637,837       32,269   (1,475,230)   1,726,337      496,868    1,222,033
Provision (benefit) for
  income taxes                                     -      (222,270)      23,000        4,000   (1,278,000)           -      472,125
                                         -----------   -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) before minority interest
  and extraordinary item                     223,858       860,107        9,269   (1,479,230)   3,004,337      496,868      749,908
Minority interest                                  -       (25,665)      25,665            -            -            -            -
                                         -----------   -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) before extraordinary item      223,858       834,442       34,934   (1,479,230)   3,004,337      496,868      749,908
Extraordinary gain on debt forgiveness             -             -       98,000            -            -            -            -
                                         -----------   -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss)                        $   223,858   $   834,442  $   132,934  $(1,479,230) $ 3,004,337  $   476,868   $  749,908
                                         ===========   ===========  ===========  ===========  ===========  ===========  ===========
Net income (loss) per common share
  Basic:                                 $       .12   $       .34  $       .03  $      (.38) $       .77  $       .13   $      .19
  Diluted:                               $       .12   $       .34  $       .03  $      (.38) $       .77  $       .13   $      .19
Weighted average number of
  common shares outstanding:               1,934,105     2,422,420    3,887,368    3,887,368    3,887,368    3,887,368    3,985,465

                                                                Years Ended December 31,                              Quarter Ended
                                                                ------------------------                                 March 31,
                                              1995          1996          1997         1998          1999                  2000
                                           -----------   -----------   -----------  -----------   -----------          -----------
Balance Sheet Data(1)(2):
Cash and cash equivalents                  $    35,444   $   158,319   $   219,489  $   751,664   $   482,259           $   394,304
Working capital                              1,915,075     1,633,317     4,131,068    3,418,927     6,496,474             6,501,143
Total assets                                 8,405,798     9,833,116    13,906,934   14,531,322    18,555,451            21,265,719
Total liabilities                            8,477,010     9,830,950    13,771,834   15,875,452    16,895,244            17,973,394
Stockholders equity (deficit)                  (71,212)        2,166       135,100   (1,344,130)    1,660,207             3,292,325

------------------
(1) Franchise operations are reflected from September 1996, the date of the Great Earth Company acquisition.
(2) Brand development operations commenced in September 1996 with the formation of Bodyonics.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

     Evergood has three reportable segments determined primarily by the nature of the revenue producing activity and the market to which it is directed: manufacturing, franchising and brand development. The manufacturing segment obtains revenues from the manufacture and sale of vitamins and nutritional supplements to wholesalers who, in turn, distribute these products under their own private labels. This segment also manufactures products for Evergood's Great Earth (franchising) and Bodyonics (brand development) segments. The franchising segment obtains revenues from the franchising of Great Earth vitamin stores, the collection of royalties and the sale of Great Earth brand vitamins and nutritional supplements to Great Earth franchisees. The brand development segment obtains revenues from the wholesale and retail sale of vitamins and nutritional supplements under its own nationally advertised brand name.

Results of Operations

Three months ended March 31, 1999 compared with three months ended March 31, 2000.

Revenues
--------

Consolidated revenues for the three months ended March 31, 1999 and 2000 were as follows:

                                     March 31,
                      ----------------------------------------
                              1999                 2000
                      -------------------    -----------------
                                    % of                  % of
                            $       Total         $       Total
                       In thousands Revenue  In thousands Revenue
                      -------------------------------------------
Segment:
 Manufacturing        $ 6,233       57.0%      $10,424     68.4%
 Franchising            3,634       33.0         3,242     21.2
 Brand Development      1,090       10.0         1,583     10.4
                      -------      -----       -------    -----

Consolidated          $10,957      100.0%      $15,249    100.0%
                      =======      =====       =======    =====

Consolidated revenue for the three months ended March 31, 2000 rose by approximately $4,300,000, an increase of 39% over the three months ended March 31, 1999.

Revenue from product sales by all segments increased by approximately $4,412,000 from $10,365,000 in 1999 to $14,777,000 in 2000 or 43%. Company-wide sales to the franchise system decreased $331,000 from $3,142,000 in 1999 to $2,811,000 in 2000. Company-wide sales to unaffiliated customers increased by approximately $4,743,000 or 66% from $7,223,000 in 1999 to $11,966,000 in 2000. Consolidated revenues also include royalties and franchise fees earned by the franchising segment. Royalties decreased by approximately $85,000 from $495,000 to $410,000 in 2000. Franchise fee revenue decreased by approximately $35,000 from $97,000 to $62,000 in 2000.

Manufacturing segment sales increased approximately $4,200,000, reflecting additional sales to Evergood's four largest customers. There were no significant changes in selling prices during this period. Selling prices are based on the cost of manufacture, plus a margin which varies based on the brand and, in some cases, the particular product.

The decrease in franchising segment revenue of approximately $400,000 primarily reflects a decrease in sale of products to franchises, lower royalties, and a decrease in franchise fee revenue. The decline in sales was primarily due to increased competition from national vitamin chains, vitamin discounters and internet sales.

Brand development sales increased by approximately $493,000 primarily as a result of increases in advertising and promotional expenses. Advertising for this segment was approximately $726,000 in 2000 compared with $466,000 in 1999 an increase of $260,000.






















Operating Income
----------------

Operating income for the three months ended March 31, 1999 and 2000 is comprised as follows:

                                       March 31,
                      ------------------------------------------
                              1999                 2000
                      -------------------   --------------------
                                     %                      %
                                     of                    of
                          $        Segment         $     Segment
                      In Thousands Revenue  In Thousands Revenue
                      ==========================================
Segment:
 Manufacturing        $ 659        10.6%  $1,120        10.7%
 Franchising            439        12.1      (24)        (.7)
 Brand Development     (428)      (39.3)    (251)      (15.9)
 Corporate                            -     (712)          -
                      -----               ------

Consolidated          $ 670         6.1%  $  133          .8%
                      =====               ======

Consolidated operating income for the three months ended March 31, 2000 decreased by approximately $537,000. The increase in gross margin of approximately $1,055,000 resulted from a combination of higher sales and improved margins. This increase was offset by increases in selling, general and administrative expenses, primarily a non-cash charge of $685,000 related to stock issued to a consultant, officers' salaries and professional fees.

Manufacturing segment operating income increased by approximately $461,000 in the three months ended March 31, 2000. Manufacturing gross profit increased approximately $1,000,000, offset by increases in manufacturing segment selling, general and administrative expenses of approximately $500,000. The increase in gross profit was caused primarily by increases in sales and decreases in raw material and labor costs. The $500,000 increase in manufacturing segment selling, general and administrative expenses reflects increases in officers' salaries, professional fees, and travel and entertainment expenses.

Franchising segment operating income decreased by approximately $463,000 for the three months ended March 31, 2000 compared with the three months ended March 31, 1999. The change is primarily due to lower sales and lower margins of approximately $298,000 and increases in selling, general and administrative expenses, primarily bad debt, marketing and advertising expenses, convention and seminar costs and warehouse charges.

Brand development operating loss decreased by approximately $180,000 for the three months ended March 31, 2000 from March 31, 1999. This resulted primarily from increased revenue and higher gross profit of approximately $335,000. Selling, general and administrative expenses increased by $173,000 due to an increase in advertising and promotion expenses of $260,000, offset by decreases in the allotted amount of officers' salaries, professional fees, and show and seminar costs aggregating approximately $87,000.

Net Income
----------

Consolidated net income increased by approximately $253,000 in the three months ended March 31, 2000 compared with the three months ended March 31, 1999. This increase included income from the proceeds of the settlement of two class action suits in the aggregate amount of $1,296,000, which is shown as Other Income in the Consolidated Statement of Operations. Net income for the three months ended March 31, 2000 was reduced by a provision for income taxes of approximately $472,000. In the three months ended March 31, 1999, there was no income tax provision because of the availability of net operating loss carryforwards.

Fiscal 1999 Compared to Fiscal 1998

Revenues:
---------

Revenue to outside customers for 1998 and 1999 is comprised as follows:

                                1998                          1999
                     ---------------------------   ---------------------------
                           $           % of              $            % of
Segment              In Thousands  Total Revenue   In Thousands  Total Revenue
-------              ------------  -------------   ------------  -------------
Manufacturing          $18,450          47.8%         $24,705         55.4%
Franchising             14,738          38.2           14,577         32.7
Brand Development        5,414          14.0            5,317         11.9
                       -------         -----          -------        -----
Consolidated           $38,602         100.0%         $44,599        100.0%
                       =======         =====          =======        =====

     Consolidated revenue for 1999 rose by approximately $6 million, an increase of 15.5% over 1998.

Revenue from product sales by all segments increased $5.9 million from $36.4 million in 1998 to $42.3 million in 1999. Company-wide sales to the franchise system decreased $235,000 from $12.9 million in 1998 to $12.6 million in 1999. Company-wide sales to unaffiliated customers increased $6.2 million from $23.5 million in 1998 to $29.7 million in 1999. Consolidated revenues also include royalties and franchise fees earned by the franchising segment. Royalties decreased $100,000 from $1.9 million 1998 to $1.8 million in 1999. Franchise fee revenue increased $147,000 from $321,000 in 1998 to $468,000 in 1999.

     Manufacturing segment sales increases of approximately $6.3 million reflect additional sales of approximately $6.1 million to a single private label customer. This customer began purchasing from Evergood in February 1998 at an average monthly rate of approximately $100,000 increasing to approximately $700,000 by the end of 1998. Sales to this customer in 1999 have averaged approximately $800,000 per month. There were no significant changes in selling prices during this period. Selling prices are based on the cost of manufacture plus a margin which varies based on the brand and, in some cases, the particular product.

     The decrease in franchising segment revenue of approximately $161,000 primarily reflects a decrease in sales of products to franchisees of approximately $220,000 and lower royalties of $88,000, offset by higher franchise fee revenue of $147,000. The decrease is primarily due to reduced sales to existing franchises.

     Brand development sales decreased by approximately $100,000 primarily as the result of a significant decrease in this segment's advertising and promotional budget. This segment began operation in 1996, with the intention of creating a recognizable national brand name. Since the inception of this segment, management has attempted to balance the high cost of advertising and promotion, required to establish a national brand, with available resources. In 1998, advertising and promotion for this segment approximated $3.4 million whereas in 1999, advertising and promotion for the segment was reduced to $1.7 million.

Operating Income:
-----------------

Operating revenue for 1998 and 1999 is comprised as follows:

                                  1998                             1999
                     ------------------------------   ------------------------------
                           $              % of              $             % of
Segment              In Thousands   Segment Revenue   In Thousands   Segment Revenue
-------              ------------   ---------------   ------------   ---------------
Manufacturing           $ 1,797            9.7%          $ 2,719           11.0%
Franchising               1,827           12.4%              778            5.3
Brand Development        (4,370)         (80.7)%          (1,062)         (19.9)
Corporate                     3              -               (26)             -
                        -------                          -------
Consolidated            $  (743)          (1.9)%         $ 2,409            5.5%
                        =======                          =======

     Consolidated operating income for 1999 rose by $3.2 million, increasing from a loss of approximately $743,000 in 1998 to income of approximately $2,409,000 in 1999. This was comprised of an increase in consolidated gross profit of $2.7 million and a net decrease in selling, general and administrative expenses of $431,000.

     The gross profit increase resulted from a combination of higher volumes and improved margins. Company-wide gross profit from the franchise system (inclusive of gross profit from the sale of Great Earth product and Bodyonics branded product, franchise fees and royalties) decreased $173,000 from $5.1 million in 1998 to $4.9 million in 1999. Company-wide gross profit from unaffiliated customers (inclusive of gross profit from sales to third party wholesalers and sales of Bodyonics brand products to third party resellers) increased $2.9 million from $5.6 million in 1998 to $8.5 million in 1999.

     The decrease in consolidated selling, general and administrative expenses was comprised principally of a decrease of $1.6 million in advertising and promotional activities, offset by increase of $174,000 in warehousing expense, $330,000 in office salaries, $263,000 in bad debt expense and $140,000 in outside services. Management believes that consolidated selling, general and administrative expenses will increase in 2000 largely due to increased efforts to advertise the sale of franchises, business' advertising expenses and increased legal and accounting fees.

     Manufacturing segment operating income increased by approximately $900,000 in 1999 as compared to 1998. An increase in manufacturing segment gross profits of approximately $1.8 million was reduced by increases in manufacturing segment selling, general and administrative expenses of approximately $.9 million. The increase in manufacturing segment gross profit was caused in part by increases in sales which at the historical gross profit percent resulted in an increase in gross profit of approximately $.8 million. Gross profit also increased as a result of decreases in cost of raw materials which accounted for the remaining increase of approximately $1.0 million in gross profits. Labor and overhead rates remained constant from 1998 to 1999. The $.9 million increase in manufacturing segment selling, general and administrative expenses primarily reflect increases in selling and marketing expenses including advertising, travel and entertainment. Legal and accounting fees also increased in part in preparation for the filing of a registration statement.

     Franchising segment operating income decreased by approximately $1.0 million in 1999 as compared to 1998. This change is primarily the result of increases in the following selling, general and administrative expense:

     Charges from the outside warehouse used to

       distribute product to Evergood's franchises                      $150,000

     Bad debt                                                            150,000

     Marketing personnel and the related recruitment
       cost and sales material                                           400,000

     The increase in warehousing expense resulted primarily from costs related to a new computer system installed by the warehouse service which were passed through to Evergood and an increase in more costly cross-country sales. Additionally, 1998 reflected credits issued by the warehouse service related to prior year billing errors. Bad debt expense increased as a result of Evergood determining the need for additional reserves as a result of store closings. Marketing expenses increased primarily due to the addition of a sales manager and a salesman, as well as salary increases. Additional increases were due to the production of a motivational tape, as well as increased expense allocations from the manufacturing segment.

     Brand development operating loss decreased by approximately $3.3 million in 1999 as compared to 1998. The largest factor in this improvement was a decrease in advertising and promotion expenses of approximately $1.8 million. This resulted from management's efforts to balance such costs with available capital as it attempts to establish this segments Bodyonics and Pinnacle products as national brands. In addition, there was an increase in this segment's gross profit of approximately $1.0 million which resulted from a decrease in price concessions and sales returns compared to 1998. The decrease in concessions and returns is attributed to managements decision in 1999 to focus the product lines to those products which had sold more successfully and to control the size of new product lines until market sources was determinable. The remaining $.5 million is primarily the result of reductions in sales, salaries and travel expenses.

Net Income (Loss):
-----------------

     Consolidated net income (loss) increased from a net loss of $1.5 million in 1998 to net income of $3.0 million in 1999 primarily as a result of the factors indicated above and the recording in 1999 of a tax benefit of $1.3 million. The tax benefit is primarily the result of Evergood recognizing previously unrecognized deferred tax assets as a result of eliminating recorded valuation allowances based on a determination that such valuation allowances are no longer needed.

Fiscal 1998 Compared to Fiscal 1997

Revenues:
--------

Revenue to outside customers for 1997 and 1998 is comprised as follows:

                                  1997                          1998
                      ---------------------------   ---------------------------
                            $           % of              $           % of
Segment               In Thousands  Total Revenue   In Thousands  Total Revenue
-------               ------------  -------------   ------------  -------------
Manufacturing            $10,246         33.2%         $18,450          47.8%
Franchising               15,122         49.0           14,738          38.2
Brand Development          5,501         17.8            5,414          14.0
                         -------        -----          -------         -----
Consolidated             $30,869        100.0%         $38,602         100.0%
                         =======        =====          =======         =====

     Consolidated revenue for 1998 rose by approximately $7.7 million, an increase of 25.1% over 1997. Revenue from product sales by all segments increased $7.6 million from $28.8 million in 1997 to $36.4 million in 1998. Company-wide sales to the franchise system remained unchanged at $12.9 million, while company-wide sales to unaffiliated customers increased $7.6 million from $15.9 million in 1997 to $23.5 million in 1998. Consolidated revenues also include royalties and franchise fees earned by the franchising segment. Royalties increased $100,000 from $1.8 million in 1997 to $1.9 million in 1998. Franchise fee revenue increased $58,000 from $263,000 in 1997 to $321,000 in 1998.

     Manufacturing segment sales increase of approximately $8.2 million reflects sales to a new private label customer of approximately $4.3 million. This customer began purchasing from Evergood in February 1998 at an average monthly rate of approximately $100,000 increasing to approximately $700,000 by the end of 1998. Sales to another major customer increased by approximately $2.4 million, while sales increases to the remaining customers accounted for the remaining $1.5 million increase.

     The decrease in franchising segment revenue of approximately $384,000, is the result of an increase of approximately $90,000 in royalties and $58,000 in franchise fees and other income, combined with a decrease in sales volume of product to franchisees of approximately $532,000 or 4% to the franchisees.

     Brand development sales decreased by approximately $87,000 in 1998 compared to 1997. This was the result of a decrease in sales from three (3) significant customers of approximately $855,000 in total, combined with a new customers' sales of approximately $280,000 and an increase of approximately $488,000 in sales to other customers.

     All of the changes in sales were volume related as there were no significant price changes.

Operating Income
----------------

Operating revenue for 1997 and 1998 is comprised as follows:

                                   1997                            1998
                     ------------------------------   ------------------------------
                          $               % of              $              % of
Segment              In Thousands   Segment Revenue   In Thousands   Segment Revenue
-------              ------------   ---------------   ------------  ----------------
Manufacturing           $    43             .4%          $ 1,797            9.7%
Franchising               2,045           13.5%            1,827           12.4%
Brand Development        (1,432)         (26.0)%          (4,370)         (80.7)%
Corporate                   (12)             -                 3              -
                        -------                          -------
Consolidated            $   644            2.0%          $  (743)          (1.9)%
                        =======                          =======

     Consolidated operating income for 1998 declined by approximately $1.4 million, decreasing from income of approximately $644,000 in 1997 to a loss of approximately $743,000 in 1998. This was comprised of an increase in consolidated gross profit of $1.6 million, offset by an increase in consolidated selling, general and administrative expenses of $3.0 million.

     The gross profit increase was primarily the result of higher sales volumes. Company-wide gross profit from the franchise system (inclusive of gross profit from the sale of Great Earth product and Bodyonics branded product, franchise fees and royalties) decreased $482,000 from $5.6 million in 1997 to $5.1 million in 1998. Company-wide gross profit from unaffiliated customers (inclusive of gross profit from sales to third party wholesalers and sales of Bodyonics brand product to third party resellers) increased $2.1 million from $3.5 million in 1997 to $5.6 million in 1998.

     The increase in consolidated selling, general and administrative expenses was comprised principally of a $2.4 million increase in advertising and promotional activities connected with Evergood's branded products. Other significant changes were increases in officers' salaries of $322,000 and warehousing expense of $111,000.

     Manufacturing segment operating income increased by approximately $1.8 million in 1998 as compared to 1997. An increase in manufacturing segment gross profits of approximately $2.2 million was reduced by increases in manufacturing segment selling, general and administrative expenses of approximately $.4 million. The increase in gross profit was primarily due to significant decreases in the cost of materials.

     Franchising segment operating income decreased by approximately $.2 million in 1998 as compared to 1997. The net decrease was attributed to a $.5 million decrease in gross profit and a $.3 million decrease in franchising segment selling, general and administrative expenses. The decrease in selling, general and administrative expenses was primarily due to a reduction in charges from an outside warehouse to distribute product to Evergood's franchises.

     Brand development operating loss increased approximately $3.0 million due to an increase in selling, general and administrative expenses. The increase in selling, general and administrative expenses was primarily an increase of $2.6 million in its advertising and promotional budget as well as $.4 million for charges from an outside warehouse to distribute product to Evergood's franchises.

Net Income (Loss):
-----------------

     Consolidated net income (loss) decreased from net income of $133,000 in 1997 to a net loss of $1.5 million in 1998 primarily as a result of the factors indicated above, and the realization in 1997 of an extraordinary gain on debt forgiveness of $98,000 and a minority interest benefit of $26,000.

Liquidity and Capital Resources

     Evergood's balance sheet reflects working capital of approximately $6,500,000 at March 31, 2000, approximately the same as its working capital at December 31, 1999.

     Accounts receivable increased by approximately $2,575,000 from December 31, 1999. This increase was offset by increases in accounts payable and accrued expenses in the aggregate amount of approximately $2,000,000. Cash decreased by approximately $52,000 from December 31, 1999.

     Cash flows generated from operations for the three months ended March 31, 2000 were approximately $1,150,000. Net income of $750,000 contributed to this result. Increases in trade receivables of approximately $2,600,000 were offset by decreases in inventories of approximately $300,000, increases in accounts payable of approximately $1,745,000, increases in accrued liabilities of approximately $215,000 and a non-cash charge of approximately $685,000 related to stock issued to a consultant.

     Cash used for financing activities in the amount of approximately $1,040,000 was for the repayment of loans. Evergood uses its loan facility, which is collateralized by its accounts receivable, inventories and fixed assets, together with working capital generated from operations, to fund its cash needs. At March 31, 2000, Evergood had available approximately $3,127,000 under this facility.

     Evergood's balance sheet reflects working capital of $6.5 million at December 31, 1999 compared to working capital of $3.4 million at December 31, 1998. The increase of $3.1 million is mainly comprised of an increase in net inventory levels of $1.6 million to $8.6 million from $7.0 million, an increase in net trade accounts receivable of $1.2 million to $5.6 million from $4.4 million and an increase in current deferred tax assets of $1.1 million to $1.5 million from $352,000. These increases in current assets are offset by an aggregate increase in accounts payable and accrued expenses of $582,000 to $9.6 million from $9.0 million. Cash decreased by $306,000 to $446,000 from $752,000.

     Cash flows utilized by operations were $216,000 during 1999, a small increase over the $140,000 cash deficit resulting from operations in 1998.
While net income for 1999 was $3.0 million, increased operating levels resulted in increases to trade accounts receivable of $1.4 million and inventories of $1.6 million. Additionally, 1999 net income reflects an increase of $1.4 million of recognized deferred tax assets. Evergood has total tax assets of $2.0 million recorded at December 31, 1999 compared to $600,000 in 1998. The increase results from management's decision to eliminate previously recorded valuation allowances based on a determination that present conditions indicate that it is more likely than not that the benefit of such assets will be realized in the future. Fiscal 1999 cash flow from operations is also benefitted by an increase of $582,000 in trade accounts payable and accrued expenses.

     Future operating cash flows will be impacted by officers' salary commitments entered into in March 2000. These contracts will increase executive salaries by approximately $400,000 annually over historical levels. Other factors that could effect future operating cash flows are management decisions regarding levels of advertising and marketing for brand development. At this time, Evergood is committed to, or has plans for marketing programs which are estimated to require an increase in expenditures of approximately $1,000,000 over 1999 levels.

     Investing activities consist mainly of fixed asset acquisitions. Acquisitions during 1999 totaled $568,000 compared to $265,000 for 1998, representing increased expenditures of $304,000. Capital expenditures are principally connected with Evergood's manufacturing segment and generally consist of equipment purchased to enhance productive capability or to replace existing equipment. Management sees a continuing need for such expenditures, and furthermore, anticipates a need to expand production capacity in the short term to provide for continued growth. In this regard, Evergood entered into a two year lease in April 2000 for 9,000 square feet of manufacturing space. Over the coming year, Evergood anticipates expenditures of approximately $1,000,000 to outfit these premises for production capability. Evergood expects to finance these expenditures, in part, through borrowing arrangements with its present lender.

     In March 2000, Evergood received $977,000 from a former supplier and agreed to accept $318,000 from another former supplier in connection with the settlement of its position in a class action litigation.

Market Risk

     Evergood is exposed to market risk related to changes in interest rates since its debt is at a variable rate of interest based on the prime rate. The debt is not hedged by an interest rate swap. If market interest rates increase by 10 percent from levels at December 31, 1999, the effect on Evergood's net income would be a reduction of approximately $75,000. Although Evergood sells products in foreign countries, it does so under dollar denominated letters of credit. Accordingly, it is not exposed to market risk related to foreign currency exchange rates.

Inflation

     Inflation has not had a significant impact on Evergood's operations.

Subsequent Periods

     Evergood hereby incorporates by reference the discussion contained under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its Form 10-Q for its fiscal quarter ended June 30, 2000.

Credit Line

     Evergood renegotiated its credit agreement as of September 2000. As amended, the agreement provides for a credit line of $9.5 million, bearing interest at the lender's prime rate plus 1% and maturing in August 2004.

     Evergood believes that internally generated funds and its available line of credit will be sufficient for its financing requirements for at least the next twelve months.

ITEM 3.   PROPERTIES

     Evergood maintains approximately 65,000 square feet of space in Hicksville, New York at a monthly rental of approximately $23,000 where Evergood's manufacturing and corporate headquarters for administrative and financial
functions are currently located.   Evergood believes that its present and
proposed facilities are adequate to meet its current business requirements and that suitable facilities for expansion will be available, if necessary, to accommodate further physical expansion of corporate operations and for additional sales and support offices.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of Evergood's common stock as of May 1, 2000 of (i) each person known by Evergood to beneficially own 5% or more of Evergood's outstanding common stock, (ii) each of Evergood executive officers, directors and director nominees, and (iii) all of Evergood's executive officers and directors as a group. Except as otherwise indicated, all shares of common stock are beneficially owned, and investment and voting power is held, by the persons named as owners.


Name and Address of           Amount of Shares
Beneficial Owner              Beneficially Owned  Percentage Ownership
--------------------          ------------------  ---------------------
Mel Rich                           1,562,612              34.9%
Stephen R. Stern                     594,061              13.3
Charlotte Rich                       791,400              17.7
All directors and officers
  as a group (3 persons)           2,948,073              65.9%

----------------------------

* less than one percent (1%) unless otherwise indicated.


ITEM 5.        DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

     Evergood's directors and executive officers as of May 1, 2000 and their ages are as follows:

Name                            Age               Position
----                            ---               --------
Mel Rich                         55                President and
                                                   Chief Executive Officer, Director
Stephen R. Stern                 52                Executive Vice President, Treasurer, Assistant
                                                   Secretary, Chief Operating Officer, Chief
                                                   Financial Officer and Director
Charlotte Rich                   78                Secretary and Director

----------------------------

Mel Rich has been President and Chief Executive Officer of Evergood since 1997 and a director since 1969. Prior to becoming President and Chief Executive Officer, Mr. Rich was Executive Vice President of Evergood from 1969. Mr. Rich is the son of Charlotte Rich.

Stephen R. Stern has been Executive Vice President, Treasurer, Assistant Secretary, Chief Operating Officer, Chief Financial Officer and a director since 1994. Mr. Stern has been a practicing attorney in the State of New York since 1972 and is a partner at Hoffinger Friedland Dobrish & Stern, P.C.

Charlotte Rich has been Secretary and a director since 1969 and is the mother of Mel Rich.

Employment Agreements

     Evergood currently is a party to employment agreements with each of Mel Rich, Stephen R. Stern and Charlotte Rich. The agreements between Evergood and each of Messrs. Rich and Stern provides for an initial term of ten years and five automatic renewal terms of five years each. The agreement between Evergood and Mrs. Rich provides for an initial term of five years and five automatic
renewal terms of five years each.   Pursuant to these agreements:

 .    Mel Rich is employed as the President and Chief Executive Officer and receives a base salary of $750,000, subject to annual cost of living increases. The agreement also provides for an automobile allowance, various health and life insurance benefits and for the continuation of certain benefits following his disability.

 .    Mr. Stern is employed as the Executive Vice President, Treasurer, Assistant
     Secretary, and Chief Operating Officer and receives a base salary of $495,000 per annum, subject to annual cost of living increases. The agreement also provides for an automobile allowance, various health and life insurance benefits and for the continuation of certain benefits following his disability.

 .    Mrs. Rich receives a base salary of $150,000 per annum, subject to annual cost of living increases. The agreement also provides for an automobile allowance, various health and life insurance benefits, for the continuation of certain benefits following her disability and, upon any retirement during the term, the execution and delivery of a Consulting Agreement which provides for consulting fees of $120,000 per annum.

     In the event that Evergood terminates any of these employment agreements without cause, the terminated employee has the right to receive as a lump sum payment in an amount equal to the greater of 2.49 times his or her base salary as then in effect, on the then effective base salary factored over the remaining term. The employment agreements also provide that in the event that there is a change of control of Evergood, as defined therein, the employee has the right to receive as a lump sum payment an amount equal to 2.99 times his or her base salary as then in effect.

ITEM 6.   EXECUTIVE COMPENSATION

     The following table sets forth the annual compensation with regard to the Chief Executive Officer and the other two most highly compensated officers other than the Chief Executive Officer for fiscal years ended December 31, 1999, December 31, 1998 and December 31, 1997.

                          Summary Compensation Table
                              Annual Compensation
                   ----------------------------------------


    Name and                     Fiscal                  Other Annual
Principal Position               Year     Salary         Compensation(1)
------------------               -------  --------       ------------

Mel Rich.......................     1999  $509,000       $ 50,381  (2)
  President and                     1998   490,000         45,309  (2)
  Chief Executive Officer           1997   440,303         40,050  (2)

Stephen R. Stern...............     1999  $434,000              -
  Executive Vice President          1998   380,000              -
  Assistant Secretary, Chief        1997   212,000              -
  Operating Officer and Chief
  Financial Officer

Charlotte Rich.................     1999  $123,000              -
  Secretary                         1998   127,500              -
                                    1997   114,327              -
-----------

(1) Other annual compensation does not include amounts of certain perquisites and other non-cash benefits which Evergood provides since those amounts do not exceed the lesser of (a) $50,000 or (b) 10% of the total annual base salary and bonus disclosed for the officer.

(2) Includes: life and disability insurance premiums of $4,328 for 1999, $4,273 for 1998 and $3,970 for 1997 and automobile allowance of $46,053 for 1999, $41,036 for 1998 and $36,080 for 1997.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to a stock exchange agreement dated as of March 1, 2000, among Evergood, Mel Rich and Stephen R. Stern, each of Messrs. Rich and Stern exchanged certain shares of stock of Great Earth Companies, Inc. and Bodyonics, Ltd. owned by them for shares of Evergood so that, after the exchange, each of Great Earth Companies and Bodyonics became wholly-owned subsidiaries of Evergood. Pursuant to the exchange agreement, Evergood issued an additional 140,993 shares of common stock to each of Mr. Rich and Mr. Stern.

     During its last fiscal year, Evergood paid Hoffinger Friedland Dobrish & Stern, P.C., a law firm in which Mr. Stern is a partner, an aggregate $517,786 in legal fees.

     In August 1999, a corporation owned by Messrs. Rich and Stern acquired two Great Earth Franchise stores located in Long Island, NY. At December 31, 1999, this corporation owed Evergood a total of $247,658, $110,915 of which is receivables for products sold since the acquisition date and the balance of which is primarily receivables due as of the date of acquisition.

ITEM 8.   LEGAL PROCEEDINGS

     In March 1999 and May 1999, Frank Hillebrand and Jonathan Aube, respectively, each commenced an action against Evergood in the Superior Court of California, County of Riverside, Indio Branch. Each suit arises from allegations by the respective plaintiff that Evergood used his images in, among other things, advertisements and product packaging without his authorization. Each suit claims damages for invasion of privacy, invasion of the right to privacy, conversion and loss of future earnings. Additionally, each suit seeks injunctive relief. Both suits are currently in a discovery stage, accordingly, Evergood is currently unable to predict the likely outcome. Although certain causes of action under these lawsuits are not covered under Evergood's insurance policies, management believes that any potential liability in excess of that which is covered by insurance will not have a material financial impact on Evergood.

     Except as described above, there are no material legal proceedings pending against Evergood or any of its subsidiaries or to which any of their property is the subject.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     There is no established public trading market for Evergood's common stock.

     As of May 4, 2000, there were approximately 260 holders of record of the common stock and 4,475,957 shares issued and outstanding, 4,028,361 of which are freely tradeable pursuant to Rule 144 under the Securities Act.

     Evergood has not paid any cash dividends on its common stock and does not presently intend to do so. Future dividend policy will be determined by its Board of Directors on the basis of Evergood's earnings, capital requirements, financial condition and other factors deemed relevant. In addition, Evergood's line of credit with CIT restricts the payment of dividends.

     The transfer agent and registrar of Evergood's common stock is Registrar & Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     Evergood issued an additional 140,993 shares of common stock to each of Mr. Rich and Mr. Stern pursuant to a stock exchange agreement dated as of March 1, 2000. The issuance of the shares was exempt from registration pursuant to
Section 4(2) of the Securities Act.

     Evergood issued 447,596 shares pursuant to a consulting agreement dated as of March 15, 2000 between Evergood and Aegis Capital Corp. The issuance of the shares was exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     Evergood's authorized capital stock consists of 10,000,000 shares of common stock, $0.01 par value per share.

     Holders of the common stock do not have subscription, redemption, conversion or preemptive rights. The shares of common stock when issued and paid for, are fully paid and non-assessable. Each share of common stock is entitled to participate pro rata in distribution upon liquidation and to one vote on all matters submitted to a vote of shareholders. The holders of common stock may receive cash dividends as declared by the Board of Directors out of funds legally available therefor. Holders of the common stock are entitled to elect all directors. At each annual meeting of the shareholders all of the directors will be elected. The holders of the common stock do not have cumulative voting rights, which means that the holders of more than half of the shares voting for the election of a class of directors can elect all of the directors of such class and in such event the holders of the remaining shares will not be able to elect any of such directors.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Evergood's certificate of incorporation and by-laws contain provisions which reduce the potential personal liability of directors for certain monetary damages and provide for indemnity of directors and other persons. Evergood is unaware of any pending or threatened litigation against Evergood or its directors that would result in any liability for which such director would seek indemnification or similar protection.

     Such indemnification provisions are intended to increase the protection provided directors and, thus, increase Evergood's ability to attract and retain qualified persons to serve as directors. Evergood has applied for a liability insurance policy for the benefit of its directors. There can be no assurance that Evergood will be able to obtain a liability policy on commercially reasonable terms, if at all.

     The provisions affecting personal liability do not abrogate a director's fiduciary duty to Evergood and its shareholders, but eliminate personal liability for monetary damages for breach of that duty. The provisions do not, however, eliminate or limit the liability of a director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a director's duty of loyalty (which is generally described as the duty not to engage in any transaction which involves a conflict between the interests of Evergood and those of the director) or for violations of the federal securities laws. The provisions also limit or indemnify against liability resulting from grossly negligent decisions including grossly negligent business decisions relating to attempts to change control of Evergood.

     The provisions regarding indemnification provide, in essence, that Evergood will indemnify its directors against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the director's status as a director of Evergood, including actions brought by or on behalf of Evergood, (shareholder derivative actions). The provisions do not require a showing of good faith. Moreover, they do not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, for "short-swing" profits violations under the federal securities laws, or for the receipt of illegal remuneration. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance. One purpose of the provisions is to supplement the coverage provided by such insurance.

     These provisions diminish the potential rights of action which might otherwise be available to shareholders by limiting the liability of officers and directors to the maximum extent allowable under Delaware law and by affording indemnification against most damages and settlement amounts paid by a director of Evergood in connection with any shareholders derivative action. However, the provisions do not have the effect of limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause Evergood to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken.

     Evergood has also entered into indemnification agreements with its officers and directors. The indemnification agreements provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with either the investigation, defense or appeal of a proceeding, (as defined) including amounts paid in settlement by or on behalf of an indemnitee thereunder.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     See attached statements.

     In addition Evergood hereby incorporates by reference the financial statements contained in its Form 10-Q for its fiscal quarter ended June 30, 2000.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a) See Index to Financial Statements at beginning of attached financial statements.

(b)  Exhibits
     --------

     3.1   Certificate of Incorporation, as amended.*
     3.2   By-Laws.*
     4.1   Specimen common stock certificate.*
     10.1 Employment Agreement between Evergood Corporation and Mel Rich dated as of January 1, 2000.*
     10.2 Employment Agreement between Evergood Corporation and Stephen R. Stern dated February 1, 2000.*
     10.3 Employment Agreement between Evergood Corporation and Charlotte Rich dated January 1, 2000.*
     10.4  Form of Indemnification Agreement.*
     10.5  Agreement with Livingston Healthcare Services, Inc., as amended.*

     10.6  Credit Agreement with the CIT Group/Credit Finance, Inc.*

-----------------
* previously filed
                              23

     10.7 Voting Trust Agreement dated as of September 30, 1996 among Evergood Corporation, Stephen R. Stern and Mel Rich.*

     10.8  Stock Exchange Agreement dated as of March 1, 2000*

     10.9  Form of Franchise Agreement*

     22    The following is a list of Evergood's subsidiaries

                    Name                         State of Incorporation
                    ----                         ----------------------
           Great Earth Distribution Inc.               California
           Phoenix Laboratories Inc.                   New York
           Great Earth Companies Inc.                  Delaware
           Bodyonics, Ltd.                             Delaware

     27    Financial Data Schedule.*

-----------------
* previously filed

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              EVERGOOD PRODUCTS CORPORATION

                                    /s/ Melvin Rich
                              By: ________________________________
                                    Melvin Rich
                                    President

Dated:  December   , 2000

EVERGOOD PRODUCTS CORPORATION
  AND SUBSIDIARIES
Table of Contents
================================================================================

                                                                  Page

Independent Auditors' Report                                      F-2


Audited Consolidated Financial Statements

  Balance Sheets
   December 31, 1998 and 1999                                  F-3 - F-4

  Statements of Operations
   For the Years Ended December 31, 1997, 1998 and 1999           F-5

  Statements of Changes in Stockholders' Equity
   For the Years Ended December 31, 1997, 1998 and 1999           F-6

  Statements of Cash Flows
   For the Years Ended December 31, 1997, 1998 and 1999        F-7 - F-8


Notes to Consolidated Financial Statements                     F-9 - F-23

Unaudited Consolidated Financial Statements

  Balance Sheet
     March 31, 2000                                           F-24 - F-25

  Statements of Operations
     For the Three Months Ended March 31, 1999 and 2000           F-26

  Statements of Cash Flows
     For the Three Months Ended March 31, 1999 and 2000       F-27 - F-28

Notes to Consolidated Financial Statements                    F-29 - F-31

                         Independent Auditors' Report


To the Board of Directors
Evergood Products Corporation and Subsidiaries
Hicksville, New York


We have audited the accompanying consolidated balance sheets of Evergood Products Corporation and Subsidiaries as of December 31, 1998 and 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1997, 1998 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Evergood Products Corporation and Subsidiaries as of December 31, 1998 and 1999 and the results of its operations and cash flows for the years ended December 31, 1997, 1998 and 1999, in conformity with generally accepted accounting principles.




/s/ RAICH ENDE MALTER LERNER & CO.
RAICH ENDE MALTER LERNER & CO.
East Meadow, New York
March 4, 2000, except for Notes 17 and
 19, for which the date is May 11, 2000

EVERGOOD PRODUCTS CORPORATION
  AND SUBSIDIARIES
Consolidated Balance Sheets
====================================================================================


                                                                 December 31,
                                                           ------------------------
                                                              1998           1999
                                                           ------------------------


Assets
  Current Assets
   Cash                                                    $   751,664  $   445,849
   Restricted cash                                                   -       36,410
   Accounts receivable - less allowance for doubtful
     accounts of $244,000 and $334,000 for 1998
     and 1999, respectively                                  4,355,069    5,330,484
   Accounts receivable - related party                               -      247,658
   Current maturities of notes receivable - less
     allowance for doubtful accounts of $25,172 and
     $75,000 for 1998 and 1999, respectively                   105,955      124,910
   Inventory                                                 7,034,644    8,618,944
   Deferred tax asset                                          352,000    1,456,000
   Deferred franchising costs                                   81,275       58,400
   Prepaid taxes                                                44,562            -
   Prepaid expenses and other current assets                   471,671      443,565
                                                           -----------  -----------

                                                            13,196,840   16,762,220
                                                           -----------  -----------

  Fixed Assets - net                                           883,419    1,224,699
                                                           -----------  -----------

  Other Assets
   Notes receivable - net of current maturities                144,579       42,414
   Deferred tax asset                                          248,000      510,000
   Restricted cash                                              36,410            -
   Other assets                                                 22,074       16,118
                                                           -----------  -----------

                                                               451,063      568,532
                                                           -----------  -----------

                                                           $14,531,322  $18,555,451
                                                           ===========  ===========

See notes to consolidated financial statements.                              F-3

EVERGOOD PRODUCTS CORPORATION
  AND SUBSIDIARIES
Consolidated Balance Sheets
=====================================================================================


                                                                 December 31,
                                                           ------------------------
                                                              1998           1999
                                                           ------------------------


Liabilities and Stockholders' Equity
 Current Liabilities
  Accounts payable                                         $ 8,059,017   $ 8,744,554
  Accrued expenses                                             787,019       718,476
  Unearned franchise fees                                      316,250       240,000
  Sundry liabilities                                           129,767        94,454
  Income taxes payable                                               -        35,740
  Current maturities of long-term debt                         288,115       258,250
  Current maturities of loans payable - officers               197,745       174,272
                                                           -----------   -----------

                                                             9,777,913    10,265,746
                                                           -----------   -----------

 Other Liabilities
  Loan payable                                               4,961,470     5,839,175
  Long-term debt - net of current maturities                   938,250       680,000
  Loans payable - officers - net of current maturities         197,819       110,323
                                                           -----------   -----------

                                                             6,097,539     6,629,498
                                                           -----------   -----------

 Commitments and Contingencies

 Stockholders' Equity (Deficit)
  Common stock - par value $.01 - authorized 10,000,000
   shares; issued 3,816,564 shares and outstanding
   3,746,375 shares for 1998 and 1999                           38,166        38,166
  Additional paid-in capital                                 6,980,138     6,980,138
  Accumulated (deficit)                                     (8,058,400)   (5,054,063)
                                                           -----------   -----------
                                                            (1,040,096)    1,964,241
  Less:  Treasury stock - 70,189 shares - at cost              304,034       304,034
                                                           -----------   -----------

                                                            (1,344,130)    1,660,207
                                                           -----------   -----------

                                                           $14,531,322   $18,555,451
                                                           ===========   ===========

See notes to consolidated financial statements.                              F-4

EVERGOOD PRODUCTS CORPORATION
  AND SUBSIDIARIES
Consolidated Statements of Operations
==========================================================================================


                                                            For the Years Ended
                                                                 December 31,
                                                   --------------------------------------
                                                       1997         1998          1999
                                                   --------------------------------------


Net Revenues                                       $30,868,804  $38,601,509   $44,599,133

Cost of Revenues                                    21,782,066   27,867,831    31,144,799
                                                   -----------  -----------   -----------

                                                     9,086,738   10,733,678    13,454,334

Selling, General and Administrative Expenses         8,442,461   11,476,266    11,044,884
                                                   -----------  -----------   -----------

Income (Loss) Before Other Expense                     644,277     (742,588)    2,409,450

Other Expense - interest                               612,008      732,642       683,113
                                                   -----------  -----------   -----------

Income (Loss) Before Provision for Income Taxes         32,269   (1,475,230)    1,726,337

Provision (Benefit) for Income Taxes                    23,000        4,000    (1,278,000)
                                                   -----------  -----------   -----------

Income (Loss) Before Minority Interest and
 Extraordinary Item                                      9,269   (1,479,230)    3,004,337

Minority Interest                                       25,665            -             -
                                                   -----------  -----------   -----------

Income (Loss) Before Extraordinary Item                 34,934   (1,479,230)    3,004,337

Extraordinary Gain on Debt Forgiveness -
 net of income taxes of $2,000                          98,000            -             -
                                                   -----------  -----------   -----------

Net Income (Loss)                                  $   132,934  $(1,479,230)  $ 3,004,337
                                                   ===========  ===========   ===========


Basic and Diluted Income (Loss) Per Share
 Income (loss) before extraordinary item           $       .01  $      (.38)  $       .77
 Extraordinary item                                        .02            -             -
                                                   -----------  -----------   -----------

Net Income (Loss) Per Share                        $       .03  $      (.38)  $       .77
                                                   ===========  ===========   ===========


Weighted Average Shares Outstanding                  3,887,368    3,887,368     3,887,368
                                                   ===========  ===========   ===========

See notes to consolidated financial statements.                              F-5

EVERGOOD PRODUCTS CORPORATION
  AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
===========================================================================================


                                                                     Treasury
                                          Paid-In     Accumulated     Stock
                     Shares    Amount     Capital      (Deficit)     At Cost       Total
                     =====================================================================

Balance -
January 1, 1997      3,816,564  $38,166  $6,980,138  $(6,712,104)  $(304,034)  $     2,166
 Net income                  -        -           -      132,934           -       132,934
                     ---------  -------  ----------  -----------   ---------   -----------

Balance -
December 31, 1997    3,816,564   38,166   6,980,138   (6,579,170)   (304,034)      135,100
 Net (loss)                  -        -           -   (1,479,230)          -    (1,479,230)
                     ---------  -------  ----------  -----------   ---------   -----------

Balance -
December 31, 1998    3,816,564   38,166   6,980,138   (8,058,400)   (304,034)   (1,344,130)
 Net income                  -        -           -    3,004,337           -     3,004,337
                     ---------  -------  ----------  -----------   ---------   -----------

Balance -
December 31, 1999    3,816,564  $38,166  $6,980,138  $(5,054,063)  $(304,034)  $ 1,660,207
                     =========  =======  ==========  ===========   =========   ===========

See notes to consolidated financial statements.                              F-6

EVERGOOD PRODUCTS CORPORATION
  AND SUBSIDIARIES
Consolidated Statements of Cash Flows                                              Page 1 of 2
==============================================================================================


                                                                 For the Years Ended
                                                                     December 31,
                                                      ---------------------------------------
                                                          1997          1998          1999
                                                      =======================================


Cash Flows from Operating Activities
 Net income (loss)                                    $   132,934   $(1,479,230)  $ 3,004,337
                                                      -----------   -----------   -----------
 Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
   Depreciation and amortization                          403,229       307,210       227,322
   Increase (decrease) in allowance for doubtful
     accounts and notes receivable                         56,533        (1,662)      139,828
   Write-off of accounts receivable and notes
     receivable                                            58,090         5,988       101,067
   Increase in inventory obsolescence write downs          82,000       225,000        22,000
   Loss on sale of machinery and equipment                  1,316             -             -
   Cancellation of debt                                  (100,000)      (92,826)            -
   (Increase) decrease in:
     Accounts receivable                                 (956,880)     (762,801)   (1,152,028)
     Accounts receivable - related party                        -             -      (247,658)
     Inventory                                         (2,761,276)      181,910    (1,606,300)
     Deferred franchising costs                           (41,586)      (11,352)       22,875
     Prepaid taxes                                              -       (44,562)       44,562
     Prepaid expenses and other current assets           (495,991)      191,950        28,106
     Notes receivable                                     121,034        57,696        18,928
     Deferred tax asset                                         -             -    (1,366,000)
     Other assets                                         (20,371)       22,995         5,956
   Increase (decrease) in:
     Accounts payable                                   1,580,887     1,326,773       685,537
     Accrued expenses                                     (34,094)     (117,994)      (68,543)
     Unearned franchise fees                              107,500        31,250       (76,250)
     Sundry liabilities                                    75,125        24,462       (35,313)
     Income taxes payable                                 (19,880)       (4,865)       35,740
     Minority interest                                    (25,665)            -             -
                                                      -----------   -----------   -----------

                                                       (1,970,029)    1,339,172    (3,220,171)
                                                      -----------   -----------   -----------

                                                       (1,837,095)     (140,058)     (215,834)
                                                      -----------   -----------   -----------

Cash Flows from Investing Activities
 Purchase of fixed assets                                (282,339)     (264,585)     (568,602)
 Restricted cash as security for equipment
  acquired pursuant to capital lease                      (36,410)            -             -
                                                      -----------   -----------   -----------

                                                         (318,749)     (264,585)     (568,602)
                                                      -----------   -----------   -----------

See notes to consolidated financial statements.                              F-7

EVERGOOD PRODUCTS CORPORATION
  AND SUBSIDIARIES
Consolidated Statements of Cash Flows                                Page 2 of 2
================================================================================



                                                For the Years Ended
                                                    December 31,
                                        ----------------------------------
                                           1997        1998        1999
                                        ==================================


Cash Flows from Financing Activities
 Increase in loan payable               $2,445,571   $ 828,884   $ 877,705
 Payment of notes payable - vendors       (149,886)          -           -
 Proceeds of notes payable                 314,780     340,000           -
 Payments of notes payable                (251,803)   (225,773)   (288,115)
 Payments of officers' loans              (141,648)     (6,293)   (110,969)
                                        ----------   ---------   ---------

                                         2,217,014     936,818     478,621
                                        ----------   ---------   ---------

Increase (Decrease) in Cash                 61,170     532,175    (305,815)

Cash - beginning                           158,319     219,489     751,664
                                        ----------   ---------   ---------

Cash - end                              $  219,489   $ 751,664   $ 445,849
                                        ==========   =========   =========

Supplemental Disclosures
 Cash paid:
  Interest                              $  612,009   $ 716,597   $ 669,333
                                        ==========   =========   =========


  Taxes                                 $   20,134   $  53,430   $   8,306
                                        ==========   =========   =========


 Non-cash investing and financing
  activities:
  Accounts receivable converted
   to notes receivable                  $   31,370   $ 197,260   $  86,613
                                        ==========   =========   =========


  Acquisition of equipment
   under capital lease                  $  140,000   $       -   $       -
                                        ==========   =========   =========


See notes to consolidated financial statements.                              F-8

EVERGOOD PRODUCTS CORPORATION
  AND SUBSIDIARIES
Notes to Consolidated Financial Statements      December 31, 1997, 1998 and 1999
================================================================================


1 -  The Company

     Evergood Products Corporation and Subsidiaries (the "Company") produce and sell vitamins and mineral products and other nutritional supplements. The Company sells its products under its customers' private labels, under a brand developed by one of its subsidiaries and, pursuant to a license and supply agreement, through the Great Earth franchise system under the Great Earth label. The sales to the Great Earth franchisees constituted approximately 42%, 31% and 28% of the Company's total sales volume for 1997, 1998 and 1999, respectively. Amounts receivable from these franchisees amounted to approximately $1,573,000 and $1,704,000 at December 31, 1998 and 1999, respectively.


2 -  Summary of Significant Accounting Policies

     The summary of significant accounting policies is presented to assist the reader in understanding and evaluating the consolidated financial statements. These policies are in conformity with generally accepted accounting principles and have been applied consistently in all material respects.

     a. Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Evergood Products Corporation and its subsidiaries. All significant intercompany items and transactions have been eliminated.

     b. Cash and Cash Equivalents - Cash and cash equivalents include liquid investments with maturities of three months or less at the time of purchase.

     c. Inventories - Inventories are stated at the lower of cost (first-in, first-out basis) or market.

         The company evaluates the items comprising the inventory for impairment quarterly on the basis of anticipated usage in relation to stocks on hand. Where such evaluation indicates a loss of utility, the cost basis of the impaired items is written down to estimated realizable value.

     d. Fixed Assets - Fixed assets are stated at cost. Depreciation is provided for by use of the straight-line method over the estimated useful lives of the assets, which range from two to ten years.

     e. Fair Value of Financial Statements - The Company's debt instruments payable to financial institutions bear floating interest rates referenced to prevailing market rates. Accordingly, the carrying amounts of such instruments approximate fair value at each reporting date. Other debt instruments, consisting of loans due to officers, approximate fair value at December 31, 1998 and 1999.

Continued                                                                    F-9

       The carrying amount of notes receivable approximates fair value at both December 31, 1998 and 1999 based on their yield and their relatively short maturities, with fair value estimated by discounting cash flows using current rates for similar loans.


   f. Income Taxes - Federal and state income taxes have been provided in the financial statements at statutory rates. In a prior year, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FASB 109"). FASB 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax assets and liabilities (adjusted for valuation allowances) are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.


   g. Earnings Per Share - The accompanying financial statements include earnings per share calculated as required by Financial Accounting Standards No. 128 Earnings Per Share which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding. Diluted earnings per share include the effects of securities convertible into common stock to the extent such conversion would be dilutive.

       Weighted average shares presented in the accompanying financial statements have been adjusted for all periods presented to give retroactive effect to 140,993 shares issued in March, 2000 to the Company's controlling stockholder in exchange for his minority ownership interests in two of the Company's subsidiaries.


   h. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


   i. Revenue Recognition - The Company derives revenues from the sale of product manufactured to customer orders, from distribution of product to franchisee and third party retailers, from the sale of franchise rights and from royalties on sales by franchisee retailers.

       Revenue from the sale of product manufactured to customer orders, and from the sale of product to franchisee and third party retailers, is recognized when the product is shipped. Provision is made for returns as needed.

Continued                                                                   F-10

       The Company earns royalties on retail product sales made by franchisees. Royalty revenue is recognized at the time such sales are made. The Company records royalty revenue on the basis of the monthly sales report provided to the Company by the franchisees.

       Revenues from the sale of franchise rights are recognized when the Company has fulfilled its obligations of assisting the franchisee in opening a retail store. Such obligations are deemed fulfilled upon opening of the store.


   j. Advertising Costs - Advertising costs are expensed the first time the advertisement takes place and amounted to approximately $2,459,000, $3,724,000 and $2,542,000 in 1997, 1998 and 1999, respectively. Such costs are included in Selling, General and Administrative Expenses. Prepaid advertising included in the accompanying financial statements totaled $243,859 and $241,308 at December 31, 1998 and 1999, respectively.


   k. Stock-Based Compensation - The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APBO") No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.


   l. New Accounting Pronouncement - In June, 1998, the FASB issued SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value, with the potential effect on operations dependent upon certain conditions being met. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management does not believe there will be a significant impact on the Company upon adopting this standard.


3 -  Inventory

     Inventory is comprised of the following:

                                                    December 31,
                                             ======================
                                                1998          1999
                                             ======================


          Raw Materials                      $2,866,259  $4,078,344
          Work-in-Process                       673,231   1,180,092
          Finished Goods                      3,495,154   3,360,508
                                             ----------  ----------

                                             $7,034,644  $8,618,944
                                             ==========  ==========

Continued                                                                   F-11

4 -  Notes Receivable

     Notes receivable consist of trade notes bearing interest at 8%. The notes, net of an allowance for doubtful accounts of $25,172 and $75,000 at December 31, 1998 and 1999, respectively, mature through 2002:


                                               December 31,
                                           ==================
                                             1998        1999
                                           ==================


      Total notes receivable               $250,534  $167,324
      Less:  Current maturities             105,955   124,910
                                           --------  --------

                                           $144,579  $ 42,414
                                           ========  ========


   The following is a schedule of maturities of notes receivable by year:


      Year ending December 31, 2000                  $199,910
                               2001                    41,966
                               2002                       448
                                                     --------
                                                      242,324
      Less:  Allowance for doubtful accounts           75,000
                                                     --------

                                                     $167,324
                                                     ========


5 -  Fixed Assets

   Fixed assets is comprised of the following:


                                               December 31,     Estimated
                                        ----------------------  Useful Life
                                           1998          1999       Range
                                        -------------------------------------

      Machinery and equipment           $5,005,438  $5,525,638  2 to 10 years
      Office equipment and fixtures        399,103     447,506  5 to 10 years
                                        ----------  ----------
                                         5,404,541   5,973,144
      Less: Accumulated depreciation
          and amortization               4,521,122   4,748,445
                                        ----------  ----------

                                        $  883,419  $1,224,699
                                        ==========  ==========


   The weighted average estimated useful lives of the fixed assets at December 31, 1999 were approximately 9.3 years for the machinery and equipment and 6.2 years for the office equipment and fixtures. Depreciation expense totaled $163,236, $200,139 and $227,322 for 1997, 1998 and 1999, respectively.

Continued                                                                   F-12

6 - Loan Payable

    The Company has an aggregate credit line of $7,500,000 with The CIT Group/Credit Finance, Inc. ("CIT") which has been amended and extended through August, 2001, with interest at 2% above the prime rate. The weighted average effective rate was 13%, 11% and 11% for 1997, 1998 and 1999, respectively. The aggregate credit line includes the amounts due as long-term debt, as described in Note 7. Loan advances are provided under a formula that is based on allowable inventory and accounts receivable. Such advances are collateralized by accounts receivable, inventory and other property of the Company and include various sublimits. Excess availability under this line was approximately $486,000 at December 31, 1999. This debt is partially guaranteed by the Company's president.

    The loan agreement prohibits the Company from paying dividends and includes certain restrictions on the repayment of officers' debt.


7 - Long-Term Debt

    Long-term debt consists primarily of a note due to CIT. The note is secured by substantially all machinery and equipment of the Company and cross-collateralized by the assets securing the credit line. During August of 1998, this note was amended and restated to reflect an additional $340,000 of indebtedness incurred by the Company. The note is payable in monthly installments of $20,000 plus interest through August, 2001, at which time the final balance is due. This debt includes interest at prime plus 2%. The weighted average effective rate was 13%, 11% and 11% for 1997, 1998 and 1999, respectively.

    In addition, included within current maturities of long-term debt is a capital lease obligation used to acquire equipment with a cost of approximately $153,000 and a net book value of approximately $114,000 at December 31, 1999. The balance of the obligation at December 31, 1999 consists of the final month's payment of $4,461 (inclusive of imputed interest of $211) and the purchase obligation of $14,000 both of which were paid in January, 2000. The balance at December 31, 1998 was $65,613. Cash collateral held in a restricted certificate of deposit was released upon the settlement.

    At December 31, 1999, future maturities of long-term debt are as follows:


               December 31, 2000            $258,250
                            2001             240,000
                            2002             240,000
                            2003             200,000
                                            --------

                                            $938,250
                                            ========

Continued                                                                   F-13

8 - Notes and Loan Payable - Officer

    The Company has two notes payable to one officer. One note, in the amount of $100,000, is payable on demand with 4% per annum interest payable monthly in the amount of $333. The balance of this note includes accrued interest of $5,328 and $10,323 at December 31, 1998 and 1999. The second note, which has an unpaid principal balance of $168,374 and $52,410 at December 31, 1998 and 1999, respectively, matures in September, 2000 with principal and interest of 6% per annum payable monthly in the amount of approximately $10,000. Interest expense incurred on these two notes is $24,000, $18,587 and $6,636 for 1997, 1998 and 1999, respectively.

    The Company has two loans payable to a second officer. The balance of these loans is $121,862 for December 31, 1998 and 1999. These notes are non-interest bearing and no repayment terms exist at this time.


9 - Income Taxes

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting and the amounts recognized for income tax purposes. The significant components of deferred tax assets and liabilities are as follows:


                                                        December 31,
                                                  =======================
                                                     1998         1999
                                                  =======================
         Net operating loss carryforwards         $1,634,000   $  906,000
         Amortization                                303,000      269,000
         Allowance for doubtful accounts              99,000      153,000
         Inventory obsolescence writedowns           203,000      212,000
         Unearned franchise fees                     117,000       91,000
         Unicap (263A adjustment)                    128,000      175,000
         New York State investment tax credits       273,000      277,000
         Accrued vacation pay                         49,000       59,000
         Federal AMT credits                               -       42,000
         Miscellaneous                               (74,000)     (64,000)
                                                  ----------   ----------
                                                   2,732,000    2,120,000
         Less:  Valuation allowance                2,132,000      154,000
                                                  ----------   ----------

                                                  $  600,000   $1,966,000
                                                  ==========   ==========

Continued                                                                   F-14

   At December 31, 1999, the Company has net operating loss carryforwards available as follows:

                                      Loss
                                  Carryforward     Expirations
                                  ============================

      Federal                      $1,797,000     2008 to 2013
      New York State                3,273,000*    2004 to 2013
      California                      376,000     2003

      *Based on estimated allocated utilization.

   Federal and New York State net operating losses can be carried forward for 15 years while California allows a 5 year carryforward. Net operating loss carryforwards are subject to certain limitations on annual utilization in the event of ownership changes or equity structure shifts.

   Additionally, the Company has New York State investment tax credits which will be available as a direct offset to tax after the New York State net operating loss is exhausted. Such credits can be carried forward for 15 years and expire variously, from 2000 to 2014. The Company has provided a valuation allowance in the amount of $154,000 against the portion of such credits expiring in earlier years prior to when the Company expects to be able to utilize them.

   Management of the Company has determined that it is more likely than not that the deferred tax assets, other than the investment credits mentioned above, will be realized on the basis of a continuation of current operating performance. Accordingly, no additional valuation allowance is deemed necessary at December 31, 1999.

   The provision (benefit) for income taxes is comprised of the following:

                                                         December 31,
                                             ----------------------------------
                                                 1997       1998         1999
                                             ==================================

      Current
         Federal                             $    2,000  $       -  $    42,000
         State                                   21,000      4,000       46,000
                                             ----------  ---------  -----------

                                                 23,000      4,000       88,000
                                             ----------  ---------  -----------

      Deferred
         Federal                                      -          -      (95,000)
         State                                        -          -      (82,000)
                                             ----------  ---------  -----------

                                                      -          -     (177,000)
                                             ----------  ---------  -----------

      Change in the beginning of the
       year valuation allowance resulting
       from a change in circumstances
       affecting the estimated realization
       of deferred  tax assets                        -          -   (1,189,000)
                                             ----------  ---------  -----------

                                             $   23,000  $   4,000  $(1,278,000)
                                             ==========  =========  ===========


Continued                                                                   F-15

   The tax effect of net operating loss carryforwards not previously recognized is a reduction of the current federal provision by $707,000 and the current state provision by $82,000 in 1999 and the current federal provision by $203,000 and the current state provision by $52,000 in 1997.

   The provision (benefit) for income taxes differs from the amount using the statutory federal income tax rate (34%) as follows:

                                                       December 31,
                                           ===================================
                                              1997        1998          1999
                                           -----------------------------------


      At statutory rates                   $  46,000   $(503,000)  $   587,000
      Effect of state taxes                   21,000       4,000        30,000
      Effect of permanent differences         51,000      58,000        83,000
      Loss for which no benefit was
       recorded                                    -     445,000             -
      Current benefit of net operating loss
       carryforward not previously
       recognized                           (255,000)          -      (789,000)
      Change in valuation allowance          155,000           -    (1,189,000)
      Other                                    7,000           -             -
                                           ---------   ---------   -----------
                                              25,000       4,000    (1,278,000)
      Less:  Allocated to extraordinary
           item                                2,000           -             -
                                           ---------   ---------   -----------

                                           $  23,000   $   4,000   $(1,278,000)
                                           =========   ========-   ===========


10 - Major Customers and Foreign Sales

   a. For the years ended December 31, 1997, 1998 and 1999, the Company had significant sales and receivable balances from major customers in the pharmaceutical and nutritional business as follows:

                                              For the Year Ended                            As of
                                               December 31, 1997                      December 31, 1997
                                     -------------------------------------  -------------------------------------
                                                            Approximate                           Approximate
                                         Approximate       Percentage of       Approximate       Percentage of
                                     Year To-Date Sales  Total Net Revenues Trade Receivable   Total Receivables
                                     ============================================================================

      Customer A                             $4,076,000                13%          $428,000                  11%
      Customer B                              3,204,000                10            514,000                  14
      Customer C                                      -                 -                  -                   -
                                             ----------              ----           --------                ----

                                             $7,280,000                23%          $942,000                 25%
                                             ==========              ====           ========                ====


Continued                                                                   F-16

                                               For the Year Ended                            As of
                                                December 31, 1998                      December 31, 1998
                                      -------------------------------------  -------------------------------------
                                                             Approximate                           Approximate
                                          Approximate       Percentage of       Approximate       Percentage of
                                      Year To-Date Sales  Total Net Revenues  Trade Receivable  Total Receivables
                                      ============================================================================


      Customer A                             $ 3,246,000                 8%          $216,000                   5%
      Customer B                               5,555,000                14            879,000                  20
      Customer C                               4,271,000                11            112,000                   3
                                             -----------        ----------         ----------                  --

                                             $13,072,000                33%        $1,207,000                  28%
                                             ===========        ==========         ==========                 ===


                                               For the Year Ended                            As of
                                                December 31, 1999                      December 31, 1999
                                      -------------------------------------  -------------------------------------
                                                             Approximate                           Approximate
                                          Approximate       Percentage of       Approximate       Percentage of
                                      Year To-Date Sales  Total Net Revenues  Trade Receivable  Total Receivables
                                      ============================================================================



      Customer A                             $ 2,436,000                 6%          $237,000                   4%
      Customer B                               3,668,000                 8            674,000                  13
      Customer C                              10,441,000                23            435,000                   8
                                             -----------               ---         ----------                 ---

                                             $16,545,000                37%        $1,346,000                  25%
                                             ===========               ===         ==========                 ===


       The above amounts relate to the following segments:

         Customer A - brand development segment.
         Customer B - manufacturing segment.
         Customer C - manufacturing segment.

   b. Sales to customers located in Canada, Europe and the Far East totaled approximately $1,190,000, $1,220,000 and $1,040,000 for the years 1997,
       1998 and 1999, respectively. Substantially all of the Company's sales to foreign customers are denominated in U.S. dollars.

11 - Employee Benefit Plans

   a. Pension Plan - The Company participates in a multi-employer pension plan for all union employees meeting certain age and length of service requirements. Pension expense was $39,670, $45,760 and $50,215 for 1997, 1998 and 1999, respectively. The union plan is a defined contribution plan.

   b. 401(k) Plan - The Company maintains a 401(k) Plan covering all employees who meet certain eligibility requirements. Employees may defer a percentage of their salary, currently capped at $10,000. Commencing in 1998, the Company provides matching contributions equal to 50% of employee contributions, up to a maximum benefit of $25 per employee, per week. Such matching contributions totaled $26,286 in 1998 and $49,533 in 1999.

Continued                                                                   F-17

12 - Commitments and Contingencies

   a. The Company has operated from the same location since 1978, however, it has historically rented on a non-lease basis. Rent expense for the premises was $237,028, $246,398 and $254,820 for 1997, 1998 and 1999,
       respectively. In addition, the Company leases certain vehicles and equipment under leases which expire on various dates through 2004. Rent expense under such leases was $2,841, $1,415 and $39,319 for 1997, 1998 and 1999, respectively.

       Future minimum lease payments to be made under these operating leases as of December 31, 1999 are as follows:


                   December 31, 2000        $128,620
                                2001          85,519
                                2002          60,189
                                2003          24,576
                                2004           5,919
                                            --------

                                            $304,823
                                            ========


   b. The Company is a defendant in two lawsuits instituted during 1999 in State Court in California. Each suit arises from allegations by the respective plaintiff that the Company used their images in, among other things, advertisements and product packaging without their authorization. Each suit claims damages for invasion of privacy, invasion of the right to privacy, conversion and loss of future earnings. Additionally, each suit seeks injunctive relief. The suits are currently in a discovery stage, accordingly, the Company is unable to predict what the likely outcome will be at this time. Certain causes of action under these lawsuits are not covered under the Company's insurance policies, however, management believes that any potential liability over and above that which is covered by insurance will not have a material financial impact on the Company.

      The Company is party to various other legal proceedings incident to the ordinary course of its business. Management believes that the probable resolution of any such matters will not materially affect the financial position, results of operations or cash flows of the Company.


13 - Related Party Transactions

   The Company obtains legal services from a firm having a partner who is an officer, director and significant stockholder of the Company. Such legal fees amounted to $409,991, $232,731 and $628,433 for the years ended 1997, 1998 and 1999, respectively. Payments were $396,504, $348,458 and $517,786, respectively, for such years. Amounts due to this firm which are included in accounts payable total $190,226 at December 31, 1998 and $300,873 at December 31, 1999.

   Two Great Earth franchise stores located in Long Island, New York were acquired in August, 1999 by a corporation owned by two individuals who serve as officers and directors, one of whom is also the Company's controlling stockholder. At December 31, 1999, amounts due from this corporation totaled $247,658, consisting of $110,915 in receivables for sale of product since the date of acquisition and $136,743 which consists primarily of receivables due as of the date of acquisition. Sales to this corporation during the period subsequent to the acquisition amounted to $110,915, with no collections on receivables through December 31, 1999.

Continued                                                                   F-18

14 - Operating Segments

   The Company follows SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in reporting information about its operating segments.

   The Company has three reportable segments determined primarily by the nature of the revenue producing activity and the market to which it is directed: manufacturing, franchising and brand development. The manufacturing segment obtains revenues from the manufacture and sale of vitamins and nutritional supplements to wholesalers who, in turn, distribute these products under their own private labels. This segment also manufactures products for the Company's Great Earth (franchising) and Bodyonics (brand development) segments. The franchising segment obtains revenues from the franchising of Great Earth vitamin stores, the collection of royalties and the sale of Great Earth brand vitamins and nutritional supplements to Great Earth franchisees. The brand development segment obtains revenues from the wholesale and retail sale of vitamins and nutritional supplements under its own nationally advertised brand name.

   The accounting policies of the segments are the same as those for the Company as a whole. The Company evaluates the financial performance of the segments based on their respective operating income. Income taxes are not allocated to segments, however, tax assets are included with segment assets to the extent that the taxable entities giving rise to the assets are constituents of such segments. The manufacturing segment produces product for both third parties and for other segments. Intersegment sales are priced to provide manufacturing with its normal rate of gross profit.

   Revenues from the franchising segment are comprised of the following:


                                                     December 31,
                                       -------------------------------------
                                           1997         1998         1999
                                       =====================================


      Sale of product                  $13,012,920  $12,480,713  $12,261,051
      Royalties                          1,845,748    1,935,992    1,848,306
      Sale of franchises                   262,800      321,000      467,750
                                       -----------  -----------  -----------

                                       $15,121,468  $14,737,705  $14,577,107
                                       ===========  ===========  ===========


      Number of franchise outlets
       open at year end                        118          131          143
                                       ===========  ===========  ===========

Continued                                                                   F-19

   Segment information for the years ended December 31, 1997, 1998 and 1999 was as follows:


                                                              Brand
                         Manufacturing    Franchising      Development  Corporate     Total
==============================================================================================

1997
 Net revenues from external
  customers                $10,246,193   $15,121,468   $ 5,501,143   $        -   $30,868,804
 Intersegment net sales     14,005,242        60,358     1,173,199            -    15,238,799
 Operating income (loss)        42,597     2,045,045    (1,431,587)     (11,778)      644,277
 Interest expense              409,929       146,906        55,000          173       612,008
 Total assets                6,936,025     5,382,021     1,333,888      255,000    13,906,934
 Capital expenditures          176,817             -       105,522            -       282,339
 Depreciation and
  amortization                 160,707       232,000        10,522            -       403,229



1998
 Net revenues from external
  customers                $18,449,544   $14,737,705   $ 5,414,260   $        -   $38,601,509
 Intersegment net sales     13,587,992        71,397             -            -    13,659,389
 Operating income (loss)     1,797,149     1,826,779    (4,369,893)       3,377      (742,588)
 Interest expense              484,911       152,403        90,000        5,328       732,642
 Total assets                6,901,012     5,575,888     1,754,860      299,562    14,531,322
 Capital expenditures          243,938        10,416        10,231            -       264,585
 Depreciation and
  amortization                 147,635       123,425        36,150            -       307,210



1999
 Net revenues from external
  customers                $24,705,125   $14,577,107   $ 5,316,901   $        -   $44,599,133
 Intersegment net sales     11,769,984        67,608             -            -    11,837,592
 Operating income (loss)     2,719,225       778,780    (1,062,382)     (26,173)    2,409,450
 Interest expense             (436,442)     (156,671)      (90,000)           -      (683,113)
 Total assets                9,896,930     5,051,879     1,978,642    1,628,000    18,555,451
 Capital expenditures          568,602             -             -            -       568,602
 Depreciation and
  amortization                 176,426        12,889        38,007            -       227,322

Continued                                                                   F-20

15 - Valuation and Qualifying Accounts

 Valuation and qualifying accounts for the years ended December 31, 1997, 1998 and 1999 are as follows:

                                                     Charged to
                               Balance at            Costs and                               *             Balance at
                              Beginning of Period    Expenses        Other Accounts      Deductions       End of Period
                              =========================================================================================

   1997
    Allowance for bad debts        $150,000         $ 94,000         $        -          $       -          $244,000
                                   ========         ========         ==========          =========          ========

    Reserve for doubtful notes
     receivable                    $ 47,648         $      -         $        -          $  (7,467)         $ 40,181
                                   ========         ========         ==========          =========          ========


   1998
    Allowance for bad debts        $244,000         $      -         $        -          $       -          $244,000
                                   ========         ========         ==========          =========          ========

    Reserve for doubtful notes
     receivable                    $ 40,181         $      -         $        -          $ (15,009)         $ 25,172
                                   ========         ========         ==========          =========          ========


   1999
    Allowance for bad debts        $244,000         $276,000         $        -          $(186,000)         $334,000
                                   ========         ========         ==========          =========          ========

    Reserve for doubtful notes
     receivable                    $ 25,172         $ 54,159         $        -          $  (4,331)         $ 75,000
                                   ========         ========         ==========          =========          ========

   *Reserved amounts written off.


16 - Concentrations

   a. The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with high credit quality institutions. At times, balances may be in excess of the FDIC insurance limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

   b. During 1999, the Company purchased approximately 19% of its raw materials from a single vendor. However, management believes that the Company's reliance on this source of supply is minimal as many alternative sources for the material purchased exist.

Continued                                                                   F-21

17 - Collective Bargaining Agreement

   Approximately 70% of the Company's labor force is subject to a collective bargaining agreement which expires on May 14, 2000. The Company is in the process of negotiating a new agreement.


18 - Extraordinary Gain on Debt Forgiveness

    In October, 1997, the Company reached a settlement with a vendor pursuant to which the Company recognized $100,000 of income on the forgiveness of a portion of notes payable owed to this vendor.


19 - Subsequent Events

    - In February, 2000, the Company elected to settle out of the plaintiff class in a lawsuit claiming damages resulting from price-fixing actions by a group of vitamin suppliers during the years 1990 through 1998. Subsequently, the Company received a payment of $977,000 from one of the defendant companies from whom it had purchased products over this period. In March, 2000, the Company settled with a second defendant company for approximately $318,000. These settlements will result in a pre-tax gain that the Company will recognize in its first quarter 2000 financial statements.

    - In March, 2000, the Company consummated a share exchange agreement whereby it acquired the 20% minority interests held in two of its subsidiaries: GEC and Bodyonics. The minority interests were acquired from two individuals, both of whom serve as officers and directors of the Company, and one of whom is the Company's controlling stockholder and the other being a significant stockholder. The individuals owned equal interests in the subsidiaries and each were issued 140,993 shares of the Company's common stock, with the exchange ratio determined through an independent appraisal.

       In accordance with generally accepted accounting principles, the acquisition of the controlling stockholder's interest will be accounted for in a manner similar to a pooling of interests because it represents a transfer of ownership interests between companies under common control. Accordingly, upon consummation, the transaction will be given retroactive effect in the financial statements for all historical periods, and there will be no adjustments to fair value for the interests exchanged. Furthermore, in accordance with SEC accounting regulations, the shares issued in the transaction are included in earnings per share for all periods presented in the accompanying financial statements.

       The restatement of historical financial statements to reflect this transaction will have a minimal impact because the financial statement value attributable to minority interests had been eliminated by the end of fiscal 1997 as a result of subsidiary losses. The pro forma impact on fiscal 1997 would be a reduction of approximately $12,000 in both income before extraordinary item and net income, and no impact on per share amounts presented.

Continued                                                                   F-22

       The acquisition of the non-controlling stockholder's interest will be accounted for under the purchase method based on the fair value of the Company shares issued as consideration for the exchange. The fair value of such shares is approximately $197,000.

    - In January and February, 2000, the Company entered into employment agreements with three individuals who are presently executive officers of the Company.

       The terms of the agreements for two of the individuals run from February, 2000 to January, 2010. Aggregate annual compensation under these agreements will total $1,245,000, with such amounts increased annually at the rate of 5% plus inflation related increases. Annual bonuses will be at the discretion of the board of directors.

       For the third individual, the agreement term runs from February, 2000 to January, 2005. Annual compensation under this agreement will be $150,000, with such amounts increased annually at the rate of 3%, plus inflation related increases. Annual bonuses will be at the discretion of the board of directors. The employment agreement states that if the employee retires during the term of the agreement, at the discretion of the Board of Directors, the Company will enter into a consulting agreement with the employee. Under such consulting agreement, the employee will continue to render services to the Company over the term that had been remaining on the employment agreement, for annual compensation of $120,000.

       Each of these employment agreements provide for an automobile allowance, various health and life insurance benefits and for the continuation of certain benefits following disability.

       In the event that the Company terminates any of these employment agreements without cause, the terminated employee has the right to receive as a lump sum payment an amount equal to the greater of 2.49 times their then effective base salary (including most recent bonus) or, the then effective base salary factored over the remaining term. The employment agreements also provide that in the event that there is a change of control of the Company, the employee has the right to receive as a lump sum payment an amount equal to 2.99 times their then effective base salary.

    - In May, 2000, the Company entered into an agreement with a firm that will provide strategic financial consulting and advisory services to the Company. The agreement is effective for a term of one year commencing March 1, 2000. Compensation for these services, if any, is to be negotiated. At the same time the Company agreed to issue 447,596 shares of common stock to this firm as compensation for services rendered to date. The fair value of the shares issued is approximately $700,000. This amount will be recorded as a compensation charge in the Company's financial statements in the first quarter of fiscal year 2000.

EVERGOOD PRODUCTS CORPORATION
 AND SUBSIDIARIES
Consolidated Balance Sheet
(Unaudited)
=============================================================================

                                                   March 31,
                                                     2000
                                                  ===========
Assets
    Current Assets
     Cash                                         $   394,304
     Restricted cash                                        -
     Accounts receivable                            7,905,527
     Accounts receivable - related party              345,332
     Current maturities of notes receivable            84,745
     Inventory                                      8,315,778
     Deferred tax asset                             1,148,000
     Deferred franchising costs                        68,400
     Prepaid expenses and other current assets        596,502
                                                  -----------

                                                   18,858,588
                                                  -----------

 Fixed Assets                                       1,351,766
                                                  -----------

 Other Assets
     Notes receivable - net of current maturities      17,443
     Deferred tax asset                               600,000
     Intangible assets                                197,389
     Other assets                                     240,533
                                                  -----------

                                                    1,055,365
                                                  -----------

                                                  $21,265,719
                                                  ===========

See notes to consolidated financial statements.

EVERGOOD PRODUCTS CORPORATION
 AND SUBSIDIARIES
Consolidated Balance Sheet
(Unaudited)
===============================================================================

                                                         March 31,
                                                           2000
                                                        ===========
Liabilities and Stockholders' Equity
  Current Liabilities
   Accounts payable                                     $10,491,297
   Accrued expenses                                         978,645
   Unearned franchise fees                                  182,500
   Sundry liabilities                                        49,640
   Income taxes payable                                     252,502
   Current maturities of long-term debt                     240,000
   Current maturities of loans payable - officers           162,861
                                                        -----------

                                                         12,357,445
                                                        -----------

  Other Liabilities
   Loan payable                                           4,885,626
   Long-term debt - net of current maturities               620,000
   Loans payable - officers - net of current maturities     110,323
                                                        -----------

                                                          5,615,949
                                                        -----------

  Commitments and Contingencies

  Stockholders' Equity (Deficit)
   Common stock                                              45,462
   Additional paid-in capital                             7,855,052
   Accumulated (deficit)                                 (4,304,155)
                                                        -----------
                                                          3,596,359
   Less:  Treasury stock                                    304,034
                                                        -----------

                                                          3,292,325
                                                        -----------

                                                        $21,265,719
                                                        ===========

See notes to consolidated financial statements.

EVERGOOD PRODUCTS CORPORATION
 AND SUBSIDIARIES
Consolidated Statements of Operations
(Unaudited)
=========================================================================

                                               For the Three Months Ended
                                                        March 31,
                                               --------------------------
                                                  1999           2000
                                               ==========================

Net Revenues                                   $10,957,167    $15,249,379

Cost of Revenues                                 7,731,199     10,970,072
                                               -----------    -----------

                                                 3,225,968      4,279,307

Selling, General and Administrative Expenses     2,555,731      4,146,898
                                               -----------    -----------

Income Before Other Income (Expenses)              670,237        132,409
                                               -----------    -----------

Other Income (Expenses)
 Interest (expense)                               (173,369)      (206,006)
 Other income                                            -      1,295,630
                                               -----------    -----------

                                                  (173,369)     1,089,624
                                               -----------    -----------

Income Before Provision for Income Taxes           496,868      1,222,033
                                               -----------    -----------

Provision for Income Taxes
 Current                                                 -        254,125
 Deferred                                                -        218,000
                                               -----------    -----------

                                                         -        472,125
                                               -----------    -----------

Net Income                                     $   496,868    $   749,908
                                               ===========    ===========

Basic and Diluted Net Income Per Share         $       .13    $       .19
                                               ===========    ===========

Weighted Shares Used in Computation              3,887,368      3,985,465
                                               ===========    ===========

See notes to consolidated financial statements.

EVERGOOD PRODUCTS CORPORATION
 AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Unaudited)                                                          Page 1 of 2
================================================================================

                                                            For the Three Months Ended
                                                                      March 31,
                                                            --------------------------
                                                               1999            2000
                                                            ==========================
Cash Flows from Operating Activities
 Net income                                                 $ 496,868      $   749,908
                                                            ---------      -----------
 Adjustments to reconcile net income to net cash
  provided by (used for) operating activities:
   Depreciation and amortization                               51,032           68,969
   Stock issued for consulting fees                                 -          684,821
   Increase (decrease) in allowance for doubtful
     accounts and notes receivable                               (172)          65,000
   Write-off of accounts receivable and notes receivable          250           40,903
   (Increase) decrease in:
     Accounts receivable                                     (965,775)      (2,620,675)
     Accounts receivable - related party                            -          (97,674)
     Inventory                                                342,416          323,166
     Deferred franchising costs                                  (125)         (10,000)
     Prepaid taxes                                             (1,891)               -
     Prepaid expenses and other current assets                 74,860         (152,937)
     Notes receivable                                         (89,240)         (15,136)
     Deferred tax asset                                             -          218,000
     Other assets                                               1,456         (224,415)
   Increase (decrease) in:
     Accounts payable                                         514,145        1,746,743
     Accrued expenses and sundry liabilities                 (211,391)         215,355
     Unearned franchise fees                                   26,250          (57,500)
     Income taxes payable                                           -          216,762
                                                            ---------      -----------

                                                             (258,185)         401,382
                                                            ---------      -----------

                                                              238,683        1,151,290
                                                            ---------      -----------

Cash Flows from Investing Activities
 Purchase of fixed assets                                    (165,834)        (196,035)
 Restricted cash as security for equipment lease                    -           36,410
                                                            ---------      -----------

                                                             (165,834)        (159,625)
                                                            ---------      -----------

See notes to consolidated financial statements.

EVERGOOD PRODUCTS CORPORATION
 AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Unaudited)                                                          Page 2 of 2
================================================================================

                                                      For the Three Months Ended
                                                                March 31,
                                                      --------------------------
                                                         1999            2000
                                                      ==========================

Cash Flows from Financing Activities
 Increase (decrease) in loan payable                  $ 22,984      $  (953,549)
 Payments of notes payable                             (71,988)         (78,250)
 Payments of officers' loans                           (25,009)         (11,411)
                                                      --------      -----------

                                                       (74,013)      (1,043,210)
                                                      --------      -----------

Increase (Decrease) in Cash                             (1,164)         (51,545)

Cash - beginning                                       751,664          445,849
                                                      --------      -----------

Cash - end                                            $750,500      $   394,304
                                                      ========      ===========

See notes to consolidated financial statements.

EVERGOOD PRODUCTS CORPORATION
 AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2000                                                       (Unaudited)
================================================================================

1 -  Unaudited Interim Statements

     The accompanying unaudited consolidated financial statements of Evergood Products Corporation and Subsidiaries (the "Company") have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation have been included. All significant intercompany transactions and balances have been eliminated. Operating results for the three months ended March 31, 2000, are not necessarily indicative of the results to be expected for the year ending December 31, 2000.

2 -  Earnings Per Share

     The accompanying financial statements include earnings per share calculated as required by Financial Accounting Standard No. 128 Earnings Per Share. Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding. Diluted earnings per share include the effects of securities convertible into common stock to the extent such conversion would be dilutive.

     Weighted average shares presented in the accompanying financial statements have been adjusted for all periods presented to give retroactive effect to 140,993 shares issued March, 2000 to the Company's controlling stockholder in exchange for his minority ownership interests in two of the Company's subsidiaries.

3 -  Inventory

     Inventory is comprised of the following:

                                          March 31,
                                            2000
                                         ==========

          Raw Materials                  $3,929,856
          Work-in-Process                 1,136,472
          Finished Goods                  3,249,450
                                         ----------

                                         $8,315,778
                                         ==========

Continued

4 -  Segment Disclosure

     The Company produces and sells vitamins and mineral products and other nutritional supplements. The Company sells its products under its customers' private labels, under a brand developed by one of its subsidiaries and, pursuant to a license and supply agreement, through the Great Earth franchise system under the Great Earth label.

     The Company has three reportable segments determined primarily by the nature of the revenue producing activity and the market to which it is directed: manufacturing, franchising and brand development. The manufacturing segment obtains revenues from the manufacture and sale of vitamins and nutritional supplements to wholesalers who, in turn, distribute these products under their own private labels. This segment also manufactures products for the Company's Great Earth (franchising) and Bodyonics (brand development) segments. The franchising segment obtains revenues from the franchising of Great Earth vitamin stores, the collection of royalties and the sale of Great Earth brand vitamins and nutritional supplements to Great Earth franchisees. The brand development segment obtains revenues from the wholesale and retail sale of vitamins and nutritional supplements under its own nationally advertised brand name.

     Segment information for the three months ended March 31, 1999 and 2000 was as follows:

                                                            Brand
                          Manufacturing   Franchising    Development     Corporate         Total
                          =========================================================================
Three Months Ended
 March 31, 1999
 Net revenues from
  external customers       $  6,232,421   $ 3,634,385    $ 1,090,361    $         -    $ 10,957,167
 Intersegment net sales       2,117,060        16,676              -              -       2,133,736
 Operating income (loss)        659,596       438,565       (428,468)           544         670,237
 Total assets                 8,247,324     5,021,838      1,712,566        301,453      15,283,181

Three Months Ended
 March 31, 2000
 Net revenues from
  external customers       $ 10,424,511   $ 3,242,484    $ 1,582,384    $         -    $ 15,249,379
 Intersegment net sales       2,607,334        20,307              -              -       2,627,641
 Operating income (loss)      1,119,793       (24,659)      (250,772)      (711,953)        132,409
 Total assets                12,014,182     5,071,557      2,733,980      1,446,000      21,265,719

Continued

     Revenues from the franchising segment are comprised of the following:


                                                             March 31,
                                                      ----------------------
                                                         1999        2000
                                                      ======================

         Sale of Products                             $3,042,144  $2,769,633
         Royalties                                       494,991     410,351
         Sale of Franchises                               97,250      62,500
                                                      ----------  ----------

                                                      $3,634,385  $3,242,484
                                                      ==========  ==========

5 -  Litigation

     The Company is a defendant in two lawsuits instituted during 1999 in State Court in California. Each suit arises from allegations by the respective plaintiff that the Company used their images in, among other things, advertisements and product packaging without their authorization. Each suit claims damages for invasion of privacy, invasion of the right to privacy, conversion and loss of future earnings. Additionally, each suit seeks injunctive relief. The suits are currently in a discovery stage, accordingly, the Company is unable to predict what the likely outcome will be at this time. Certain causes of action under these lawsuits are not covered under the Company's insurance policies, however, management believes that any potential liability over and above that which is covered by insurance will not have a material financial impact on the Company.

6 -  Share Exchange Agreement

     In March, 2000, the Company consummated a share exchange agreement whereby it acquired the 20% minority interests held in two of its subsidiaries: GEC and Bodyonics. The minority interests were acquired from two individuals, both of whom serve as officers and directors of the Company, and one of whom is the Company's controlling stockholder and the other is a significant stockholder. The individuals owned equal interests in the subsidiaries and each were issued 140,993 shares of the Company's common stock.

     The acquisition of the controlling stockholder's interest is accounted for in a manner similar to a pooling of interests because it represents a transfer of ownership interests between companies under common control and, accordingly, will be given retroactive effect in all subsequently issued comparative financial statements.

     The acquisition of the non-controlling stockholder's interest is accounted for under the purchase method based on the fair value of the Company shares issued as consideration for the exchange. The resulting goodwill upon acquisition of these shares was approximately $197,000.


7 -  Shares Issued to Consultant

     In May, 2000, the Company entered into a consulting agreement effective for a term of one year commencing March 1, 2000. Additionally, the Company issued 447,596 shares of common stock to the consulting firm as compensation for services rendered to date. The fair value of the shares issued is approximately $685,000, which is reflected as a compensation charge in March, 2000.